Exhibit 99.1
ALWAYS IN ACTION
QUARTERLY REPORT 3
FOR THE 3-MONTH AND 9-MONTH PERIODS ENDED SEPTEMBER 30, 2011
FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES
The following is the quarterly financial report and management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”) and should be read in conjunction with the Corporation’s consolidated financial statements and accompanying notes for the three-month and nine-month periods ended September 30, 2011 and 2010. Information contained herein includes any significant developments as at November 9, 2011, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.
This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Corporation’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.
The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses operating income before depreciation and amortization or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) because it is the measure used by management to assess the operating and financial performance of the Corporation’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a Corporation’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and you should not consider this item in isolation, or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:
OIBD excludes certain income tax payments that may represent a reduction in cash available to us.
OIBD does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments.
OIBD does not reflect changes in, or cash requirements for, our working capital needs.
OIBD does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt.
Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.
The specific items excluded from OIBD include mainly charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units and unrealized gain or loss on financial instruments that do not qualify for hedge accounting. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of these items will continue to take place and will reduce the cash available to us.
Because of these limitations, OIBD should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other companies. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash provided by (used in) operating activities, which we believe to be the closest IFRS performance and liquidity measures to OIBD, is set forth in the “Supplemental Information on non-IFRS measures” section.

4	The business environment in the third quarter of 2011

9	Transition to International Financial Reporting Standards (IFRS)

10	Financial overview

11	Significant facts and developments

15	Supplemental information on non-IFRS measures

17	Financial results for the 3-month and 9-month periods ended September 30, 2011 and 2010

23	Business highlights

23	Business segment review and corporate activities

29	Other items analysis

31	Liquidity and capital resources

33	Consolidated financial position

34	Near-term outlook

41	Unaudited condensed interim consolidated financial statements
To our shareholders
Cascades reports third quarter results
Strategic highlights
•	Construction kick-off for the new, state-of-the-art, Greenpac containerboard mill.

•
Acquisition of the remaining 50% of the shares of Papersource, a leading tissue paper converter (effective in November 2011). This transaction should add more than $125 million to Cascades’ annual sales and have an immediate positive impact on net profitability.

•	Closure of the Burnaby (British Columbia) containerboard mill and divestiture of the land and building for $20 million (effective in October 2011).

•	Closure of the Le Gardeur (Québec) corrugated box plant (effective in Q4 2011).
Financial highlights
•	Improved operating results compared to Q2 2011, in spite of the increase in average raw material costs and the production interruption following a flood in one of our tissue mills.

•	27% sequential increase ($17 million) in operating income before depreciation and amortization (OIBD), excluding specific items.

•	Significant foreign exchange gains on working capital items and on our cash management following the divestiture of Dopaco.

•	Almost fourfold increase in cash flow from operations in comparison to Q2 2011.

•
Notwithstanding significant improved operating results compared to the previous quarter, net loss per share, excluding specific items, of $0.05 given tax adjustments of approximately $7 million ($0.07 per share).

•	Net loss per share, including specific items, of $0.20, mostly reflecting net impairment losses and unrealized losses on financial instruments (both non-cash items).

•	761,600 shares bought back (1% of shares outstanding) at an average price of $4.90.
Financial summary

(in millions of Canadian dollars, except amounts per share)	Q3/2011	Q3/2010	Q2/2011
Sales	947	832	991
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD or EBITDA)	79	94	62
Operating income	34	54	15
Net earnings (loss)	(5)	33	(6)
per common share	$(0.05)	$0.35	$(0.06)
Cash flow from operations (adjusted)	61	72	17
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)[1]	53	72	65
Operating income	8	32	18
Net earnings (loss)	(19)	24	117
per common share	$(0.20)	$0.25	$1.21
Cash flow from operations (adjusted)[1]	60	71	16

Note 1 - see the supplemental information on non-IFRS measures.

“Although we are still looking for stronger results, overall, we are encouraged by our performance during the past three months. For a second consecutive quarter, our operating results continued to move in a positive direction. Three of our four segments posted an improvement in their quarterly sequential financial performance, and the several proactive measures taken to address our lesser-performing units have continued to pay off.
Moreover, in the face of ever more volatile markets and economic conditions, we have continued to refine our strategic goals. In the coming quarters, we will pursue the implementation of initiatives aimed at improving our competitive position through enhanced productivity and profitability. The Greenpac containerboard mill, the acquisition of Papersource, the sale of our Burnaby mill and the closure of our Le Gardeur plant are prime examples of these initiatives. We are highly confident that these measures will have a positive impact on our financial performance on both the near and long term”.
Alain Lemaire
President and Chief Executive Officer
THE BUSINESS ENVIRONMENT IN THE THIRD QUARTER OF 2011
Exchange rates and energy costs
Cascades’ results are generally impacted by the fluctuations of the Canadian dollar and the euro against the U.S. dollar, as well as by energy prices. In the third quarter of 2011, these variations were driven by the global economic uncertainty and the Greek debt crisis. On a positive note, these events led to the rise of the U.S. dollar and a decrease of raw material costs. In this context, the average value of the Canadian dollar, the euro and natural gas sequentially slightly retreated. The decline in oil price was however much more significant (-12%).

On a year-over-year basis, the average values of the Canadian dollar, the euro and oil prices were 3% to 21% higher compared to the same period in 2010. The average cost of natural gas was the only exception as it was 4% lower in Q3 2011 in comparison to Q3 2010.

	2009					2010				2011	Change
										Year-to-	Q3 2011		Q3 2011		Source: Bloomberg
	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	date	Q3 2010		Q2 2011
Foreign exchange rates-average
CAN$/US	$1.142	1.041	1.028	1.039	1.013	1.030	0.986	0.968	0.980	0.978	(0.059)	(6)%	0.012	1%
US$/CAN	$0.876	0.961	0.973	0.962	0.987	0.971	1.014	1.033	1.021	1.023	0.058	6%	(0.013)	(1)%
US$/EURO	1.393	1.384	1.272	1.293	1.359	1.326	1.368	1.439	1.405	1.404	0.112	3%	(0.034)	(2)%
Energy prices-average
Natural gas Henry Hub (US$/mmBtu)	3.99	5.30	4.09	4.38	3.80	4.39	4.10	4.31	4.19	4.20	(0.19)	(4)%	(0.12)	(3)%
Crude oil WTI (US$/barrel)	58.36	76.75	77.57	76.04	78.93	77.32	90.41	103.88	91.89	95.39	15.85	21%	(11.99)	(12)%

Demand
Canadian corrugated box shipments
Demand for corrugated boxes improved by 2% compared to the second quarter as a result of the seasonality of demand. However, on a year-over-year basis, box shipments remained stable as the competition from the U.S. box producers continues to be intense in the context of a strong Canadian dollar.
U.S. containerboard industry production and capacity utilization rate
In the U.S. containerboard industry, given the slow but steady pickup in manufacturing activity, the favourable seasonality and the relatively healthy export market, total production rose by 5%. Likewise, the capacity utilization rate increased by 4% in comparison to the similar prior period. Relative to Q3 2010, these indicators remained high and stable.
U.S. folding coated recycled boxboard industry production and capacity utilization rate1
Demand in the North American coated recycled boxboard industry remained strong as U.S. production improved 3% compared to the previous quarter and 6% relative to Q3 2010. The industry’s capacity utilization rate1 achieved almost 100% during last quarter.
1 Capacity estimated by Cascades.

European order inflow of recycled white-lined chipboard (5-week weekly moving average) (m.t.)
In Europe, order inflow for both coated virgin and recycled boxboard grades sequentially declined mainly due to the usual unfavourable seasonality relative to Q3. In addition, the impact of inventory reductions among boxboard converters and consumers continued to be felt resulting in a decrease in orders compared with last year. The inventory decrease is mostly linked to the economic uncertainty.
U.S. tissue paper industry production (parent rolls) and capacity utilization rate
After having reached its highest level in 5 years, manufacturing production in the U.S. tissue paper industry slightly softened compared to the previous quarter. Conversely, relative to Q3 2010, production did slightly improve. The average capacity utilization rate remained relatively stable at 94%.
U.S. recycled fibre exports to China (all grades)
The price of recycled fibres tends to be greatly influenced by the exports to China. Since last summer, exports to this country have remained strong as a result of start-ups of new machines. In the first eight months of 2011, U.S. recycled fibre shipments to China were up 28% compared to the same period of last year.

SELLING PRICES AND RAW MATERIAL COSTS
On the selling price front, prices were higher in virtually all our sectors compared to the same period last year. The main exception was the containerboard sector where prices have remained stable since April 2010. Overall, considering the effect of the product mix change, Cascades’ US$ North American selling price index was 3% greater relative to the third quarter of 2010.
On a sequential basis, one particular segment, tissue paper, benefited from higher prices. We have been able to start increasing our converted product prices in both retail and away-from-home markets. Moreover, we benefited from improved parent roll prices as an increase was realized in the second quarter of 2011.
The average selling prices in our European recycled boxboard and North American specialty products activities also rose as a result of the implementation of price hikes in the previous quarter. Altogether, Cascades’ North American selling price index progressed by 1% compared to Q2 2011.
With regards to Cascades’ average recycled fibre cost in US$ (the most manufacturing raw material used), it remained high and even increased (+5%). Actually, the quarterly average price of the white grades improved by 8% relative to the previous quarter, while brown grade pricing remained stable. Yet, in both cases, their costs started to soften at the end of the quarter and this decline has continued into October and November.
Compared to the same period of last year, after five consecutive quarters of appreciation, Cascades’ average recycled fibre cost was 35% higher in Q3 2011.
All in all, in the third quarter of 2011, the average spread in US$ between our selling price and our raw material cost indices decreased by 1% in comparison to the second quarter of 2011 (+1% in Canadian dollars). Relative to the same period of last year, the spread in US$ was 9% lower (-14% in Canadian dollars).
1 The Cascades North American selling price index represents an approximation of the Corporation’s manufacturing selling prices in North America. It is weighted according to shipments and is based on the average selling price of our North American manufacturing operations of boxboard, containerboard, specialty products and tissue paper. It considers the change in the mix of products sold. This index should only be used as a trend indicator.
2 The Cascades North American raw material cost index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume. This index should only be used as a trend indicator, as it may differ from our actual manufacturing purchasing costs and our purchase mix.

	2009	2010								2011	Change
These indexes should only be used	Average	Average	Average	Average	Average	Average	Average	Average	Average	Average	Q3 2011		Q3 2011
as indicator of trends and they be											Q3 2010		Q2 2011
different than our actual selling		Q1	Q2	Q3	Q4		Q1	Q2	Q3		(unit) (%)		(unit) (%)
prices or purchasing costs.
Selling prices
Cascades North American US$ index (index 2005 = 1,000)[1]	1,109	1,106	1,180	1,223	1,234	1,186	1,238	1,250	1,264	1,251	41	3%	14	1%
PACKAGING
Boxboard
North America (US$/ton)
Recycled boxboard - 20pt. Clay coated news (transaction)	754	790	825	843	855	828	880	917	920	906	77	9%	3	-
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index[2]	592	580	631	656	690	639	690	716	716	707	60	9%	-	-
Virgin coated duplex boxboard (GC2) index[3]	985	976	1,025	1,063	1,155	1,055	1,155	1,151	1,152	1,153	89	8%	1	-
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (transaction)	547	580	640	640	640	625	640	640	640	640	-	-	-	-
Corrugating medium 26-lb. Semichemical, East U.S. (transaction)	517	550	610	610	610	595	610	610	610	610	-	-	-	-
Specialty products (US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. Bending chip (transaction)	565	575	625	625	650	619	667	675	670	671	45	7%	(5)	(1)%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	601	708	752	755	755	743	748	768	812	776	57	8%	44	6%
Unbleached kraft paper, Grocery bag 30-lb.	926	960	1,020	1,047	1,060	1,022	1,025	1,093	1,110	1,076	63	6%	17	2%
Uncoated white 50-lb. offset, rolls	855	868	917	938	933	914	930	955	947	944	9	1%	(8)	(1)%
TISSUE PAPERS
Cascades Tissue papers (index 1999 = 1,000)[4]	1,617	1,617	1,623	1,615	1,620	1,619	1,631	1,662	1,718	1,685	103	6%	56	3%
Raw materials
Cascades North American US$ index (index 2005 = 300)[5]	258	426	409	397	452	421	470	492	512	491	115	29%	20	4%
RECYCLED PAPER
North America (US$/ton)
Corrugated containers, no. 11 (New England)	68	149	146	131	170	149	182	178	179	180	48	37%	1	1%
Special news, no. 8 (ONP - Chicago & NY average)	56	90	92	78	95	88	128	139	135	134	57	73%	(4)	(3)%
Sorted office papers, no. 37 (SOP - Chicago & NY average)	120	225	198	218	216	214	223	263	283	256	65	30%	20	8%
Europe (Euro/tonne)
Recovered paper index[6]	53	100	120	126	132	120	146	158	147	151	21	17%	(11)	(7)%
VIRGIN PULP (US$/tonne)
Bleached softwood kraft Northern, East U.S.	718	880	993	1 000	967	960	970	1,027	993	997	(7)	(1)%	(34)	(3)%
Bleached hardwood kraft Northern mixed, East U.S.	609	776	908	900	840	856	820	850	823	831	(77)	(9)%	(27)	(3)%
WOODCHIPS - Conifer eastern Canada (US$/odmt)	121	125	121	120	124	123	123	125	125	124	5	4%	-	-

Source: RISI, Random Lengths, Dow Jones and Cascades.
1 See note 1 page 7.
2 The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grade selling prices in Europe. It is weighted by country.
3 The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grade selling prices in Europe. It is weighted by country.
4 The Cascades tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.
5 See note 2 page 7.
6 The Cascades recovered paper index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country based on the recycled fibre supply mix of 2009

Management’s Discussion & Analysis
Transition to International Financial Reporting Standards (IFRS)
All financial information, including comparative figures pertaining to Cascades’ 2010 results, has been prepared in accordance with International Financial Reporting Standards (IFRS). In previous periods, the Corporation prepared its consolidated financial statements and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP), in effect prior to January 1, 2011 (previous GAAP). Comparative figures presented pertaining to Cascades’ 2010 results have been restated to be in accordance with IFRS. A reconciliation of certain comparative figures from previous GAAP to IFRS is provided in the table below. There are no significant changes compared with disclosures made in the last annual MD&A. For more details on IFRS adjustments at the transition date, please refer to note 8 of the unaudited condensed interim consolidated financial statements on page 54.
The table below provides the reconciliation of the third quarter 2010 sales, operating income and operating income before depreciation and amortization, excluding specific items, reported under previous GAAP and IFRS and including the effect of discontinued operations.

			Operating
			income
			before
			depreciation
		Operating	and
	Sales	income[1]	amortization[1]
(in millions of Canadian dollars)	Q3 2010	Q3 2010	Q3 2010
As reported in 2010 (previous GAAP)	1,028	62	115
Less: IFRS adjustments
Joint ventures	(89)	(5)	(8)
Depreciation and amortization	-	4	-
Others	-	2	2
Including IFRS adjustment	939	63	109
Less: discontinued operations[2]	(107)	(9)	(15)
As reported (IFRS)	832	54	94

1	Excluding specific items.

2	Discontinued operations are presented net of intercompany transactions.
9-month period ended September 30, 2010: The transition to IFRS and the impact of discontinued operations1

		Effect of transition to IFRS
			Employee
	Previous	Impairment	benefits	Joint ventures			Discontinued
(in millions of Canadian dollars)	GAAP	(Note 1)	(Note 2)	(Note 3)	Others	IFRS	operations2	As reported
Sales	2,968	-	-	(251)	-	2,717	(318)	2,399
Depreciation and amortization	159	(14)	-	(10)	-	135	(18)	117
Other operating expense	2,674	-	11	(227)	3	2,461	(275)	2,186
Operating income	135	14	(11)	(14)	(3)	121	(25)	96
Financing expense	82	-	2	(3)	-	81	-	81
Provision for income taxes	12	3	(3)	(3)	(1)	8	(6)	2
Share of results of associates and joint ventures	(13)	-	(1)	(8)	(2)	(24)	1	(23)
Net earnings from discontinued operations	-	-	-	-	-	-	20	20
Net earnings attributable to Shareholders for the period	51	11	(9)	-	-	53	-	53

1	Includes only line items impacted by IFRS adjustments and discontinued operations.

2	Discontinued operations are presented net of intercompany transactions.
The Corporation made some modifications to its financial information system in order to accommodate the required changes. In addition, the Corporation’s internal and disclosure control processes did not need significant modifications as a result of the conversion to IFRS. The changes required by IFRS have been communicated to the relevant personnel in the organization, including plant controllers as well as the members of the Audit Committee. It is also important to note that our bank covenants are not impacted by these transitional adjustments. The most significant impacts are summarized below.
Note 1
On the transition date, the Corporation recorded impairment totalling $150 million on machinery and equipment and $8 million on intangible assets. These adjustments are due to a difference in the calculation methodology used in evaluating the recoverable amount of assets. The net impact on the consolidated statement of earnings for the first nine months of 2010 is a $14 million reduction of the Depreciation and amortization expense.

Note 2
On the transition date, the Corporation recorded a total adjustment of $90 million, relating to employee benefits, thereby decreasing retained earnings. The adjustment decreased pension assets by $80 million while increasing pension obligations by $44 million and deferred income tax liabilities by $34 million. The net impact for the first nine months of 2010 consolidated statement of earnings, including the recognition of a charge of $18 million relating to a supplemental executive retirement plan put in place for the founding shareholders of the Corporation during the third quarter of 2010, is an increase of $11 million in Cost of sales.
Note 3
On the transition date, the Corporation elected to account for its joint ventures using the equity method as opposed to proportionate consolidation under previous GAAP. Although all line items have been reduced, except for Share of results of associates and joint ventures, the net impact on Net earnings attributable to Shareholders for the period is nil.
On March 11, 2011, the Corporation announced the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively Dopaco). As such, the results of Dopaco have been classified as discontinued operations, net of intercompany transactions, for both the current and comparative periods. The transaction was closed on May 2, 2011, and the Corporation has consolidated the results of Dopaco up to that date. For more details on discontinued operations, please refer to Note 3 on page 50 of the unaudited condensed interim consolidated financial statements.
Financial overview
After posting record-high OIBD excluding specific items of $465 million in 2009, the Corporation encountered many challenges in 2010 over which it did not have control. Indeed, the appreciation of the Canadian dollar against the U.S. dollar was 11% stronger on average in 2010 compared to 2009. This increase had a significant impact on the Corporation’s sales when converted into Canadian dollars as a significant portion of our selling prices is derived from U.S. dollar based price indexes. As well, raw material prices peaked in March and December 2010, as our benchmark index rose 63% compared to 2009. Although selling price increases were announced and implemented during 2010, the delay of implementation had a negative impact on the Corporation’s annual operating margin percentage. On the other hand, the Corporation benefited, in 2010, from higher volume as the economic environment continued to recover from the 2008 recession. Once again, the Corporation has managed to reduce the costs over which it has control. In 2010, lower labour and freight costs as well as other operating costs positively contributed to operating income.
In 2011, we have continued to face challenging business conditions as rapid inflation of our production costs was not offset by selling price increase. However, during the third quarter, selling price increase were implemented in all of our segments but Containerboard. On the other hand, the Canadian dollar continued its upward trend and also indirectly affected our sales on the Canadian market during the first nine months of the year. Nevertheless, the Canadian dollar depreciated at the end of the third quarter but remained below parity on average during the period. In addition, recycled fibre cost continued to impact our operating margins as our cost price index increased by 19% in the first nine months of 2011 compared to last year versus an increase of 6% of our selling price index. Finally, action taken during the year in accordance with our strategic plan should increase our profitability in the near term (see “Significant facts and developments” for more details).
For the three-month period ended September 30, 2011, the Corporation posted a net loss of $19 million, or ($0.20) per share, compared to net earnings of $24 million, or $0.25 per share for the same period in 2010. Excluding specific items, which are discussed in detail on pages 19 to 22, we posted a net loss of $5 million or ($0.05) per share, compared to net earnings of $33 million or $0.35 per share in 2010. Sales in 2011 rose by $115 million, or 13.8%, to reach $947 million, compared to $832 million in 2010 following the full consolidation of Reno De Medici S.p.A. (RDM) which increased sales by $166 million. The Corporation recorded an operating income of $8 million compared to $32 million in 2010. Excluding specific items, operating income decreased by $20 million to $34 million, compared to $54 million in 2010 (see “Supplemental Information on non-IFRS measures” for reconciliation of these amounts).
For the nine-month period ended September 30, 2011, the Corporation posted net earnings of $90 million, or $0.93 per share, compared to net earnings of $53 million, or $0.55 per share for the same period in 2010. Excluding specific items, which are discussed in detail on pages 19 to 22, we posted a net loss of $10 million or ($0.10) per share, compared to net earnings of $63 million or $0.66 per share in 2010. Sales in 2011 increased by $313 million, or 13%, to reach $2.712 billion, compared to $2.399 billion in 2010. The full consolidation of RDM increased sales by $367 million. The Corporation recorded operating income of $20 million compared to $96 million in 2010. Excluding specific items, operating income decreased by $71 million to $50 million, compared to $121 million in 2010 (see “Supplemental Information on non-IFRS measures” for reconciliation of these amounts).
Significant facts and developments
On March 1, 2011, the Corporation sold its European containerboard mill located in Avot-Vallée, France, for a total consideration of €10 million ($14 million) including the debt assumed by the acquirer in the amount of €5 million ($7 million) and a selling price balance of €5 million ($7 million) which will be received over a maximum of 3 years.
On March 10, 2011, the Corporation announced the consolidation of its containerboard corrugated products operations in the New England (USA) region. The restructuring resulted in permanent closure of the Leominster plant in May 2011.
On May 2, 2011, the Corporation sold Dopaco, its converting business for the quick-service restaurant industry, for a cash consideration of US$387 million ($367 million) net of transaction fees and working capital adjustment. Operating results and cash flows of Dopaco are presented as discontinued operations.
As of September 30, 2011, the Corporation invested $45 million in its containerboard manufacturing segment in relation to the construction of Greenpac Mill LLC (Greenpac) in New York state, USA, in partnership with third parties. Once completed as planned, it will increase the Corporation’s market share in the containerboard industry and will confirm its position as one of the industry leaders. The Greenpac mill will be built for an estimated cost of US$430 million on property located adjacent to an existing Containerboard Group facility in Niagara Falls, NY. Greenpac will manufacture a light weight linerboard, made with 100% recycled fibres, on a single machine having a width of 328 inches with an annual production capacity of 540,000 short tons. This machine will be one of the largest of its kind in North America and will include numerous technological advances; making it a unique project of its kind. Financing of the project was finalized at the end of June and the interest of the Corporation in the project stands at 59.7%. The first equity contribution was made in July. Total contribution by the Corporation will be US$100 million of which approximately US$68 million is expected to be paid by the end of 2011 (including the $45 million already incurred as of September 30, 2011). This investment is accounted for using the equity method.

In 2010 and 2011, the Corporation invested $25 million, net of government grants, for the installation and start-up of a new technology at the Candiac tissue paper mill. In fact, Cascades is the first manufacturer in North America to use this technology to produce a superior quality of tissue paper and will be more efficient with the use of its recycled fibre.
In 2007, the Corporation entered into a Combination Agreement with RDM, a publicly traded Italian Corporation that is the second largest recycled boxboard producer in Europe. The Combination Agreement was amended in 2009 and provides, among other things, that RDM and Cascades are granted an irrevocable Call Option or Put Option, respectively, to purchase two European virgin boxboard mills belonging to Cascades (the “Virgin Assets”). RDM may exercise its Call Option 120 days after delivery of Virgin Assets financials statements for the year ended December 31, 2011, by Cascades to RDM. Cascades may exercise its Put Option 120 days after delivery of Virgin Assets financials statements for the year ended December 31, 2012, by Cascades to RDM. The Corporation is also granted the right to require that all of the Call Option Price or Put Option Price, as the case may be, be paid in newly issued common shares of RDM.
In addition to this agreement, the Corporation entered, in 2010, into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades has the option to buy 9.07% of the shares of RDM (100% of the shares held by Industria) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also has the option to require the Corporation to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014. On April 7, 2011, the acquisition of RDM shares on the open market for a total interest of 40.95% combined with the enforceable call option triggered the business combination of RDM into Cascades. As a result, the Corporation started to fully consolidate the results and financial position of RDM on that date with a non-controlling interest of 59%. Prior to the second quarter, our share of the results of RDM was accounted for using the equity method. For more details on this business acquisition, please refer to Note 4 on page 51 of the unaudited condensed interim consolidated financial statements.
On June 23, 2011, the Corporation sold its boxboard mill in Versailles as well as its Hebron boxboard converting plant both in the USA for a total consideration of US$19 million ($18 million), net of transaction fees, including a selling price balance of US$8 million ($8 million) which will be received over a 4-year period.
On September 20, 2011, the Corporation announced the closure of its containerboard mill located in Burnaby, British Columbia. The closure will be effective on December 1, 2011, at the latest. At the same time, we announced an agreement regarding the sale of the land and building of the facility. The sale was completed in October for a cash consideration of $20 million.
On November 1, 2011, the Corporation announced that it had finalized the acquisition of the remaining 50% shares it did not already own in Papersource Converting Mill Corp. for a cash consideration of $60 million and the assumption of net debt in the amount of $34 million. The acquisition will strengthen the Corporation’s position as a seller of converted tissue paper products in the Away-from-Home market and is an important step in the action plan to modernize our operations.
The Corporation is also in the process of modernizing its financial information systems. In the context of the proposed implementation of an Enterprise Resource Planning (ERP) system, the Corporation has dedicated a project team with the appropriate skills and knowledge and retained the services of consultants to provide expertise and training. Supported by senior management and key personnel, the Corporation undertook a detailed analysis of its requirements during 2010 and successfully launched a pilot project in one of its plants during last November. Following these initiatives, management has decided to proceed with the project. The project team has finalized a detailed blueprint and implemented the solution in one of its Tissue Group units at the beginning of November 2011. The project team continues to evaluate its deployment strategy for the coming years, including the human and capital resources required for the project.

Key performance indicators
In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	According
	to previous
	GAAP			According to IFRS
	2009					2010				2011
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total
OPERATIONAL
Total shipments (in ‘000 of s.t.) 10
Packaging
Boxboard 1	980	188	198	186	177	749	189	430	331	950
Containerboard	1,141	309	300	315	301	1,225	290	259	267	816
Specialty products 2	458	102	101	98	92	393	97	98	95	290
	2,579	599	599	599	570	2,367	576	787	693	2,056
Tissue Papers 3	459	121	132	134	131	518	124	134	130	388
Discontinued operations, net of intercompany shipments	(135)	(34)	(37)	(37)	(37)	(145)	(37)	(19)	-	(56)
Total	2,903	686	694	696	664	2,740	663	902	823	2,388
Integration rate— %
Packaging
Boxboard (North America)	30%	28%	31%	29%	32%	30%	32%	25%	16%	26%
Containerboard (North America)	66%	60%	69%	64%	61%	63%	61%	63%	62%	62%
Tissue Papers 5	57%	56%	56%	55%	55%	56%	58%	57%	58%	57%
	48%	45%	50%	47%	47%	47%	47%	46%	47%	47%
Capacity utilization rate 4 — %
Packaging
Boxboard	88%	92%	97%	88%	85%	91%	93%	94%	86%	91%
Containerboard	84%	94%	95%	95%	90%	93%	92%	87%	88%	89%
Specialty products (paper only)	82%	85%	85%	81%	77%	82%	80%	79%	78%	79%
Tissue Papers 5	91%	93%	95%	93%	93%	93%	91%	93%	90%	92%
Total	86%	92%	94%	91%	87%	91%	90%	90%	87%	89%
Energy cons. 6 — GJ/ton	10.36	11.97	10.50	10.60	11.39	11.11	12.46	10.56	10.50	11.22
Work accidents — OSHA frequency rate	5.41	4.90	5.26	4.54	4.50	4.80	4.80	5.00	4.9	4.9
FINANCIAL
Return on assets (%) 7
Packaging
Boxboard	11%	12%	13%	14%	14%	14%	13%	7%	7%	7%
Containerboard	10%	10%	10%	11%	12%	12%	12%	10%	9%	9%
Specialty products	13%	14%	14%	14%	13%	13%	11%	10%	8%	8%
Tissue papers	27%	23%	20%	17%	15%	15%	14%	13%	12%	12%
Consolidated return on assets (%)	11.9%	11.5%	11.2%	11.0%	10.6%	10.6%	9.9%	7.6%	7.4%	7.4%
Working capital 8
In millions of $, at end of period	552	516	575	574	526	526	542	581	583	583
% of sales 9	14.2%	14.7%	16.3%	16.1%	14.6%	14.6%	15.0%	14.8%	15.0%	15.0%

1	Starting in Q2 2011, shipments take into account the full consolidation of RDM.

2	Industrial packaging and specialty papers shipments.

3	Starting in Q3 2009, shipments take into account the acquisition of Atlantic Packaging Products Ltd.

4	Defined as: Shipments/Practical capacity. Paper manufacturing only.

5	Defined as: Manufacturing internal and external shipments/Practical capacity. Starting in Q3 2009, it includes the new capacity resulting from the acquisition of Atlantic Packaging tissue assets.

6
Average energy consumption for manufacturing mills only. Starting Q1-2011, the calculation methodology has been modified. 2010 comparative figures have been restated to conform to the 2011 calculation methodology,

7
Return on assets is a non-IFRS measure and is defined as the last twelve months (“LTM”) OIBD excluding specific items/LTM Average of total assets. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RDM.

8
Working capital includes accounts receivable (excluding the short term portion of other assets) plus inventories less accounts payable and accrued liabilities. For the first quarter of 2011, it is not restated for discontinued operations which have a working capital of $60 million. Starting in Q2 2011, it excludes Dopaco and includes RDM.

9	% of sales = Working capital end of period/LTM sales. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RDM.

10	Shipments do not take into account the elimination of business sector intercompany shipments.

Historical financial information

	According to previous GAAP					According to IFRS
(In millions of Canadian dollars,					2009					2010				2011
unless otherwise noted)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Total
Sales
Packaging
Boxboard	325	326	312	312	1,275	247	259	254	251	1,011	248	388	289	925
Containerboard	263	275	272	252	1,062	255	271	292	268	1,086	254	243	249	746
Specialty products	186	188	195	200	769	192	198	195	201	786	202	219	224	645
Inter-segment sales	(13)	(15)	(17)	(22)	(67)	(26)	(25)	(26)	(28)	(105)	(28)	(30)	(27)	(85)
	761	774	762	742	3,039	668	703	715	692	2,778	676	820	735	2,231
Tissue Papers	211	207	210	212	840	197	218	226	212	853	199	218	221	638
Inter-segment sales and Corporate activities	(13)	(10)	(7)	(10)	(40)	(5)	(3)	(2)	(12)	(22)	(6)	(7)	(9)	(22)
Discontinued operations, net of intercompany sales	(120)	(128)	(119)	(113)	(480)	(101)	(110)	(107)	(109)	(427)	(95)	(40)	-	(135)
	839	843	846	831	3,359	759	808	832	783	3,182	774	991	947	2,712
Operating income (loss)
Packaging
Boxboard	3	10	3	(24)	(8)	11	17	3	(3)	28	5	-	(5)	-
Containerboard	19	23	26	14	82	13	21	36	5	75	(2)	14	3	15
Specialty products	5	13	13	9	40	10	9	12	5	36	1	4	2	7
	27	46	42	(1)	114	34	47	51	7	139	4	18	-	22
Tissue Papers	30	33	29	24	116	8	14	15	8	45	-	7	8	15
Corporate activities	(8)	(4)	5	(9)	(16)	(16)	(7)	(25)	(5)	(53)	(6)	(5)	-	(11)
Discontinued operations	(4)	(9)	(8)	(10)	(31)	(7)	(9)	(9)	(3)	(28)	(4)	(2)	-	(6)
	45	66	68	4	183	19	45	32	7	103	(6)	18	8	20
OIBD excluding specific items 1
Packaging
Boxboard	24	32	26	33	115	20	26	19	17	82	16	20	13	49
Containerboard	36	38	41	30	145	29	37	50	40	156	19	21	24	64
Specialty products	13	20	22	19	74	16	17	18	12	63	7	12	13	32
	73	90	89	82	334	65	80	87	69	301	42	53	50	145
Tissue Papers	39	42	38	35	154	19	24	24	23	90	10	16	18	44
Corporate activities	(5)	(11)	-	(7)	(23)	(12)	(4)	(2)	(4)	(22)	(4)	(3)	11	4
Discontinued operations	(12)	(16)	(14)	(15)	(57)	(13)	(15)	(15)	(16)	(59)	(11)	(4)	-	(15)
	95	105	113	95	408	59	85	94	72	310	37	62	79	178

Net earnings (loss)	37	30	34	(41)	60	1	28	24	(12)	41	(8)	117	(19)	90
Excluding specific items 1	21	28	35	26	110	4	26	33	17	80	1	(6)	(5)	(10)
Net earnings (loss) per share (in dollars)
Basic	$0.38	$0.30	$0.35	$(0.42)	$0.61	$0.01	$0.29	$0.25	$(0.12)	$0.43	$(0.08)	$1.21	$(0.20)	$0.93
Basic, excluding specific items 1	$0.22	$0.28	$0.36	$0.27	$1.13	$0.04	$0.27	$0.35	$0.17	$0.83	$0.01	$(0.06)	$(0.05)	$(0.10)
Cash flow from operations (adjusted)1 including discontinued operations	68	81	94	62	305	51	54	84	54	243	22	14	60	96
Cash flow from discontinued operations (adjusted)1	(6)	(13)	(13)	(14)	(46)	(11)	(13)	(13)	(13)	(50)	(7)	2	-	(5)
Cash flow from continuing operations (adjusted) 1	62	68	81	48	259	40	41	71	41	193	15	16	60	91
Excluding specific items	64	72	82	63	281	43	41	72	41	197	15	17	61	93
Net debt 5	1,805	1,658	1,569	1,533	1,533	1,454	1,508	1,462	1,397	1,397	1,445	1,288	1,360	1,360
Cascades North American US$ selling price index (2005 index = 1,000) 2	1,166	1,121	1,080	1,070	1,109	1,126	1,180	1,223	1,234	1,186	1,238	1,250	1,264	1,251
Cascades North American US$ raw materials index (2005 index = 300) 3	206	220	280	324	258	426	409	397	452	422	470	492	512	491
US$/CAN$	$0.80	$0.86	$0.91	$0.95	$0.88	$0.96	$0.97	$0.96	$0.99	$0.97	$1.01	$1.03	$1.02	$1.02
Natural Gas Henry Hub – US$/mmBtu	$4.89	$3.50	$3.39	$4.17	$3.99	$5.30	$4.09	$4.38	$3.80	$4.39	$4.10	$4.31	$4.19	$4.20
Return on assets (%) 4	8.9%	10.4%	11.4%	11.9%	11.9%	11.5%	11.2%	11.0%	10.6%	10.6%	9.9%	7.6%	7.4%	7.4%

Source: Bloomberg and Cascades

1	See “Supplemental Information on non-IFRS measures.”

2	See note 1 page 7.

3	See note 2 page 7.

4	Return on assets is a non-IFRS measure, defined as LTM OIBD excluding specific items/LTM average of total assets. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RDM.

5	Defined as total debt less cash and cash equivalents.

Supplemental information on non-IFRS measures
Net earnings, a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
(in millions of Canadian dollars)	2011	2010	2011	2010
Net earnings (loss) attributable to Shareholders	(19)	24	90	53
Net loss (earnings) from discontinued operations	3	(8)	(111)	(20)
Non-controlling interest	(4)	-	(3)	1
Share of results of associates and joint ventures	(1)	(16)	(11)	(23)
Provision for (recovery of) income taxes	9	1	(27)	2
Foreign exchange loss (gain) on long-term debt and financial instruments	(5)	4	5	(1)
Loss on refinancing of long-term debt	-	-	-	3
Financing expense	25	27	77	81

Operating income	8	32	20	96
Specific items:
Loss (gain) on disposal and others	-	15	(7)	15
Inventory adjustment resulting from business acquisition	-	-	6	-
Net impairment loss	14	1	15	1
Closure and restructuring costs	1	1	5	1
Unrealized loss on financial instruments	11	5	11	8
	26	22	30	25
Operating income - excluding specific items	34	54	50	121
Depreciation and amortization	45	40	128	117
Operating income before depreciation and amortization - excluding specific items	79	94	178	238

The following table reconciles net earnings and net earnings per share with net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)				Net earnings (loss) per share 1
	For the 3-month
	periods		For the 9-month		For the 3-month		For the 9-month
	ended September		periods		periods		periods
	30,		ended September 30,		ended September 30,		ended September 30,
(in millions of Canadian dollars, except amount per share)	2011	2010	2011	2010	2011	2010	2011	2010
As per IFRS	(19)	24	90	53	$(0.20)	$0.25	$0.93	$0.55
Specific items :
Loss (gain) on disposal and others	-	15	(7)	15	$(0.01)	$0.12	$(0.13)	$0.12
Inventory adjustment resulting from business acquisition	-	-	6	-	$ -	$ -	$0.04	$ -
Net impairment loss	14	1	15	1	$0.11	$0.01	$0.12	$0.01
Closure and restructuring costs	1	1	5	1	$0.01	$0.01	$0.04	$0.01
Unrealized loss on financial instruments	11	5	11	8	$0.10	$0.05	$0.10	$0.08
Loss on refinancing of long-term debt	-	-	-	3	$ -	$ -	$ -	$0.02
Foreign exchange loss (gain) on long-term debt and financial instruments	(5)	4	5	(1)	$(0.05)	$0.03	$0.04	$(0.01)
Share of results of significantly influenced companies and non-controlling interest	(1)	(11)	(1)	(11)	$(0.01)	$(0.12)	$(0.01)	$(0.12)
Included in discontinued operations, net of tax	5	-	(106)	-	$0.04	$ -	$(1.10)	$ -
Tax effect on specific items and other tax adjustments1	(11)	(6)	(28)	(6)	$(0.04)	$ -	$(0.13)	$ -
	14	9	(100)	10	$0.15	$0.10	$(1.03)	$0.11
Excluding specific items	(5)	33	(10)	63	$(0.05)	$0.35	$(0.10)	$0.66

1	Specific amounts per share are calculated on an after-tax basis. Per share amounts of line item “Tax effect on specific items and other tax adjustments” only include the effect of tax adjustments.

The following table reconciles cash flow from operations (adjusted) with cash flow from operations (adjusted) excluding specific items:

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
(in millions of Canadian dollars)	2011	2010	2011	2010
Cash flow provided by operating activities	41	60	2	80
Changes in non-cash working capital components	19	11	89	72
Cash flow (adjusted) from operations	60	71	91	152
Specific items, net of current income tax :
Loss on refinancing of long-term debt	-	-	-	3
Closure and restructuring costs	1	1	2	1

Excluding specific items	61	72	93	156

The following table reconciles cash flow provided by operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
(in millions of Canadian dollars)	2011	2010	2011	2010
Cash flow provided by operating activities	41	60	2	80
Changes in non-cash working capital components	19	11	89	72
Depreciation and amortization	(45)	(40)	(128)	(117)
Income taxes paid	4	2	13	10
Financing expense paid	14	17	65	62
Loss on refinancing of long-term debt	-	-	-	3
Gain (loss) on disposal and others	-	(15)	7	(15)
Net impairment loss and other restructuring costs	(14)	(1)	(18)	(1)
Unrealized loss on financial instruments	(11)	(5)	(11)	(8)
Other non-cash adjustments	-	3	1	10
Operating income from continuing operations	8	32	20	96
Depreciation and amortization	45	40	128	117
Operating income before depreciation and amortization	53	72	148	213

Financial results for the 3-month periods ended
September 30, 2011 and 2010
Sales
Sales rose by $115 million to $947 million versus $832 million in 2010. Net average selling prices in U.S. dollars increased in all of our segments except for the manufacturing sector in containerboard but were more than offset by the 6% appreciation of the Canadian dollar over the U.S. dollar. We also benefited from acquisitions mainly in our Boxboard Group and, to a lesser extent, our Specialty Product Group. These were partly offset by the disposal of the Avot-Vallée containerboard mill during the first quarter of 2011. Business acquisitions, net of disposal, accounted for an increase of $115 million. Excluding the effect of RDM full consolidation starting from the second quarter of 2011, and sold and temporarily closed operations, total shipments contracted by 13%. The volume of our manufacturing mill decreased by 21% mostly due to the disposal of the Avot-Vallée containerboard mill in the first quarter of 2011 and the Versailles mill in the second quarter of 2011 while our converting units’ volume fell by 5%.
Operating income from continuing operations
The Corporation generated an operating income of $8 million in 2011 compared to $32 million in 2010, resulting mainly from higher raw material costs and other production costs; namely chemicals, freight and labour. These negative impacts were partly offset by foreign exchange gain on working capital items following the rapid depreciation of the Canadian dollar at the end of the third quarter combined with foreign exchange gain of approximately $14 million on the consideration received from the sale of Dopaco and by higher selling prices and business acquisitions. The operating income margin for the quarter stood at 0.8%, compared to 3.8% in 2010. Excluding specific items, the operating income stood at $34 million in 2011, compared to $54 million in 2010, a decrease of $20 million.

The main variances in operating income in 2011 compared to 2010 are shown below:

1
The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.

2
The estimated impact of the exchange rate is based only on the Corporation’s export sales less purchases that are impacted by the exchange rate fluctuations, mainly the CAN$/US$ variation. It also includes the impact of the exchange rate on the Corporation’s working capital items and cash position.

3
Cost improvements and other items include the impact of variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes. They also include all other costs, such as repair and maintenance, selling and administration, profit-sharing and change in operating income for operating units that are not in the manufacturing and converting sectors. Operating income of businesses acquired or disposed of is also included.

4	Excluding specific items.

5	Includes business acquisitions and disposals and closures.
Financial results for the 9-month periods ended
September 30, 2011 and 2010
Sales
Sales rose by $313 million to $2.712 billion versus $2.399 billion in 2010. Net average selling prices in U.S. dollars increased in all of our segments but were partly offset by the 6% appreciation of the Canadian dollar over the U.S. dollar. Business acquisitions, net of disposal, accounted for $293 million of the increase. Excluding the effect RDM consolidation starting from the second quarter of 2011, and the effect of sold and temporarily closed operations, total shipments decreased by 9% due in part to the disposal of the Avot-Vallée containerboard mill, Boxboard Versailles mill and its Hebron converting activities. The volume of our manufacturing mill decreased by 14% while our converting units volume declined by 2%.
Operating income from continuing operations
The Corporation generated an operating income of $20 million in 2011 compared to an operating income of $96 million in 2010, resulting mainly from higher raw material costs and energy costs, the appreciation of the Canadian dollar and other production costs, namely labour, freight and chemicals. These negative impacts were partly offset by higher selling prices, business acquisitions and foreign exchange gains in the third quarter. The operating income margin for the 9-month period ended September 30, 2011 stood at 0.7%, compared to 4.0% in 2010. Excluding specific items, the operating income stood at $50 million in 2011, compared to $121 million in 2010, a decrease of $71 million.

The main variances in operating income in 2011 compared to 2010 are shown below:
For notes 1 to 5, see definition on page 17.
The operating income variance analysis by segment is shown in each business segment review (refer to pages 23 to 28).
Specific items included in operating income
The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation’s results between periods, notwithstanding these specific items.
The reconciliation of the specific items by business group is as follows:

						For the 3-month period
						ended September 30, 2011
			Specialty		Corporate	Discontinued
(in millions of Canadian dollars)	Boxboard	Containerboard	Products	Tissue Papers	Activities	operations	Consolidated
Operating income (loss)	(5)	3	2	8	-	-	8
Depreciation and amortization	12	15	7	9	2	-	45
Operating income before depreciation and amortization	7	18	9	17	2	-	53
Specific items :
Loss (gain) on disposal and others	1	(1)	-	-	-	-	-
Net impairment loss	3	7	3	1	-	-	14
Closure and restructuring costs	-	-	1	-	-	-	1
Unrealized loss on financial instruments	2	-	-	-	9	-	11
	6	6	4	1	9	-	26
Operating income before depreciation and amortization — excluding specific items	13	24	13	18	11	-	79
Operating income — excluding specific items	1	9	6	9	9	-	34

						For the 3-month period
						ended September 30, 2010
			Specialty		Corporate	Discontinued
(in millions of Canadian dollars)	Boxboard	Containerboard	Products	Tissue Papers	Activities	operations	Consolidated
Operating income (loss)	3	36	12	15	(25)	(9)	32
Depreciation and amortization	9	18	6	10	3	(6)	40
Operating income (loss) before depreciation and amortization	12	54	18	25	(22)	(15)	72
Specific items :
Loss (gain) on disposal and others	-	(3)	-	-	18	-	15
Net impairment loss	-	1	-	-	-	-	1
Closure and restructuring costs	1	-	-	-	-	-	1
Unrealized loss (gain) on financial instruments	6	(2)	-	(1)	2	-	5
	7	(4)	-	(1)	20	-	22
Operating income (loss) before depreciation and amortization — excluding specific items	19	50	18	24	(2)	(15)	94
Operating income (loss) — excluding specific items	10	32	12	14	(5)	(9)	54

						For the 9-month period
						ended September 30, 2011
			Specialty		Corporate	Discontinued
(in millions of Canadian dollars)	Boxboard	Containerboard	Products	Tissue Papers	Activities	operations	Consolidated
Operating income (loss)	-	15	7	15	(11)	(6)	20
Depreciation and amortization	33	46	21	28	6	(6)	128
Operating income (loss) before depreciation and amortization	33	61	28	43	(5)	(12)	148
Specific items:
Loss (gain) on disposal and others	4	(7)	(1)	-	-	(3)	(7)
Inventory adjustment resulting from business acquisition	6	-	-	-	-	-	6
Net impairment loss	3	8	3	1	-	-	15
Closure and restructuring costs	-	3	2	-	-	-	5
Unrealized loss (gain) on financial instruments	3	(1)	-	-	9	-	11
	16	3	4	1	9	(3)	30
Operating income (loss) before depreciation and amortization — excluding specific items	49	64	32	44	4	(15)	178
Operating income (loss) — excluding specific items	16	18	11	16	(2)	(9)	50

						For the 9-month period
						ended September 30, 2010
			Specialty		Corporate	Discontinued
(in millions of Canadian dollars)	Boxboard	Containerboard	Products	Tissue Papers	Activities	operations	Consolidated
Operating income (loss)	31	70	31	37	(48)	(25)	96
Depreciation and amortization	27	52	20	30	6	(18)	117
Operating income (loss) before depreciation and amortization	58	122	51	67	(42)	(43)	213
Specific items :
Loss (gain) on disposal and others	-	(3)	-	-	18	-	15
Net impairment loss	-	1	-	-	-	-	1
Closure and restructuring costs	1	-	-	-	-	-	1
Unrealized loss (gain) on financial instruments	6	(4)	-	-	6	-	8
	7	(6)	-	-	24	-	25
Operating income (loss) before depreciation and amortization — excluding specific items	65	116	51	67	(18)	(43)	238
Operating income (loss) — excluding specific items	38	64	31	37	(24)	(25)	121

Loss (gain) on disposal and others
In 2011 and 2010, the Company recorded the following loss or gain:

	For the 3-month periods ended		For the 9-month periods ended
	September 30,		September 30,
(in millions of Canadian dollars)	2011	2010	2011	2010
Net gain related to business acquisitions	-	-	(8)	-
Gain on disposal of property, plant and equipment	-	(3)	(7)	(3)
Net loss on disposal of businesses	-	-	8	-
Supplemental executive retirement plan	-	18	-	18
	-	15	(7)	15

2011
On March 1, 2011, the Corporation sold its European containerboard mill located in Avot-Vallée, France, for a total consideration of €10 million ($14 million) including the debt assumed by the acquirer in the amount of €5 million ($7 million) and the selling price balance of €5 million ($7 million) which will be received over a maximum of 3 years. Including a negative working capital adjustment of $1 million in the third quarter, the Corporation recorded a loss of $2 million on the disposal.
On April 7, 2011, the Corporation purchased outstanding shares of RDM on the open market which triggered a business acquisition. A net gain of €5 million ($7 million) resulted from this transaction.
Also during the second quarter, our Specialty Product Group recorded a gain of $1 million resulting from the business acquisition of NorCan Flexible Packaging Inc. of which we hold 50% of the outstanding shares.
On June 23, 2011, the Corporation sold its Versailles boxboard mill and its Hebron boxboard conversion unit, both located in the USA, for a total consideration of US$19 million ($18 million) including a selling price balance of US$8 million ($8 million) which will be received over a period of 4 years. Including a negative working capital adjustment of $1 million in the third quarter, the Corporation recorded a loss of $8 million on the disposal.
In June 2011, the Corporation completed the sale of a land in Montréal, Québec, pertaining to a corrugated converting plant closed in 2005 for a cash consideration of $9 million of which a $2 million was received at the end of June and the balance in July 2011. A gain of $7 million was recorded on the disposal.
On September 20, 2011, the Corporation announced the closure and upcoming sale of the land and building of its containerboard converting plant located in Burnaby, British Columbia. The closure resulted in a $2 million gain upon the reversal of an environmental provision. The sale was completed on October 17, 2011.
2010
During the third quarter of 2010, the Corporation established an unfunded supplemental executive retirement plan (‘’SERP’’) in favour of its founding shareholders, Bernard, Laurent and Alain Lemaire. The actuarial deficit of the plan was evaluated at $18 million as at September 30, 2010 and an equivalent charge was recorded.
Also during the third quarter of 2010, the Corporation sold the building and land of its Québec City based corrugated products plant closed in 2009 and recorded a gain of $3 million.
Please refer to notes 3 and 4 of the unaudited condensed interim consolidated financial statements on pages 50 to 53 for more details on business disposals and acquisitions.
Impairment charges and Closure and restructuring costs
The following impairment charges and closure and restructuring costs were recorded in 2011 and 2010:

			For the 3-month periods ended				For the 9-month periods ended
			September 30,				September 30,
		2011		2010		2011		2010
	Impairment	Closure and	Impairment	Closure and	Impairment	Closure and	Impairment	Closure and
	charges	restructuring	charges	restructuring	charges	restructuring	charges	restructuring
(in millions of Canadian dollars)	(reversal)	costs	(reversal)	costs	(reversal)	costs	(reversal)	costs
Containerboard - Corporate	-	-	-	-	1	-	-	-
Containerboard - Converting	-	-	1	-	-	-	1	-
Containerboard - Leominster	(1)	-	-	-	(1)	3	-	-
Containerboard - Burnaby	8	-	-	-	8	-	-	-
Boxboard Group	-	-	-	1	-	-	-	1
Boxboard - Toronto	3	-	-	-	3	-	-	-
Specialty Product Group - East Angus	3	1	-	-	3	2	-	-
Tissue papers	1	-	-	-	1	-	-	-
	14	1	1	1	15	5	1	1

2011
In the first quarter, following the announcement of the closure of its Leominster converting plant and the consolidation of its operations in the New England, USA region, the Containerboard Group recorded closure and restructuring costs totalling $3 million. An impairment reversal of $1 million on fixed assets previously devaluated was recorded during the third quarter.
On September 20, 2011, the Corporation announced that it was closing its Burnaby mill located in British Columbia and that it had reached an agreement to sell the land and the mill. An impairment charge of $8 million was recorded in the third quarter.
The Containerboard Group also recorded an impairment of $1 million on other assets during the first quarter.
During the second quarter, following the announcement of the closure of its old East Angus pulping equipment in Québec, the Specialty Product Group recorded closure and restructuring costs totalling $1 million. During the third quarter, the mill recorded an impairment charge of $3 million and additional restructuring costs of $1 million.
During the third quarter, the Corporation also recorded an impairment charge of $3 million at its closed boxboard mill located in Toronto, Ontario, and an impairment charge of $1 million in the Tissue Group.
2010
During the third quarter, the Corporation recorded an impairment charge of $1 million in the Containerboard converting sector.
Also during the third quarter, the Company incurred restructuring charges totalling $1 million in the Boxboard Group.
Derivative financial instruments
In 2011, the Corporation recorded an unrealized loss of $11 million (2010 – $5 million) on certain financial instruments not designated as hedging instruments. The loss includes a $9 million loss (2010 – $1 million gain) on financial instruments on currency hedging as well as on commodities such as electricity, natural gas and waste paper ($8 million gain for the first nine months of the year (nil in 2010)). The first three quarters also includes a $2 million loss (2010 — $6 million) resulting from a put and call agreement reached between the Corporation and Industria E Innovazione (see the “Significant facts and developments” section for more details on this agreement).
Inventory adjustment resulting from business acquisition
As a consequence of the allocation of the combination value on the RDM transaction, 2011 operating results were reduced by $6 million (nil for the third quarter) since the inventory acquired at the time of the combination was recognized at fair value and no profit was recorded on its subsequent sale.
Business highlights
Over the past two years, the Corporation finalized several transactions (closure or sale of certain operating units and acquisitions) in order to optimize its asset base and streamline its cost structure.
The following transactions that occurred in 2010 and 2011 should be taken into consideration when reviewing the overall or segmented analysis of the Corporation’s results:
Closure, restructuring and disposal
Containerboard Group
On March 10, 2011, the Group announced the closure of its Leominster converting plant and the consolidation of its New England (USA) converting activities. The Leominster’s plant was closed in May and operations have been transferred to other containerboard converting plant.
On March 1, 2011, the Corporation sold its European containerboard mill located in Avot-Vallée, France.
On September 20, 2011, the Corporation announced the closure of its containerboard mill located in Burnaby, British Columbia. The closure will be effective on December 1, 2011 at the latest and the production will be redirected to other Containerboard Group facilities. The Burnaby mill land and building were sold on October 17, 2011.
Boxboard Group
On May 2, 2011, the Corporation closed the sale of Dopaco, its converting business for the quick-service restaurant industry.
On June 23, 2011, the Corporation sold its Versailles mill and its Hebron converting activities.
Business Acquisitions
Boxboard Group
On April 7, 2011, the Corporation reached a share ownership of 40.95% in RDM, a recycled boxboard manufacturing leader, based in Europe. Since the second quarter, the Corporation has fully consolidated RDM with a non-controlling interest of 58% (59% at the end of the second quarter). During the third quarter, the Corporation acquired an additional 1.22% of RDM’s outstanding shares on the open market.
Specialty Product Group
On April 6, 2011, the Corporation acquired the flexible film for packaging products activities of NorCan Flexible Packaging Inc., based in Ontario. Total interest held in the subsidiary is now 50% of outstanding shares with a non-controlling interest of 50%.

On May 31, 2011, the Corporation acquired the recovery and recycling activities of Genor Recycling Services Limited and 533784 Ontario Limited., based in Ontario.
On September 15, 2011, the Corporation acquired the uncoated partition board manufacturing assets of Packaging Dimensions Inc., located in Illinois, USA.
Please refer to notes 3 and 4 of the unaudited condensed interim consolidated financial statements on pages 50 to 53 for more details on business disposals and acquisitions.
Business segment review
See “Appendix — Information for the 9-month periods ended September 30, 2011 and 2010” for more details on the comparative cumulative results.
Packaging — Boxboard

											Average selling price[2]		Price reference
	Sales		Operating income (loss)		OIBD		Shipments[1]		Average selling price [2]		(in U.S. dollars or		(in U.S. dollars or
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		euros/unit)		euros/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Boxboard
Manufacturing – North America	42	67	(1)	5	-	5	53	92	807	734	823	706	920	843
Manufacturing – Europe	221	49	(2)	(2)	7	(1)	269	49	822	1,010	€594	€751	€723	€964
Converting	32	160	(1)	9	-	16	18	69	1,803	1,831	1,839	1,763	n/a	n/a
Discontinued operations	-	(119)	-	(9)	-	(15)	-	(47)	n/a	n/a	n/a	n/a	n/a	n/a
Others and eliminations	(6)	(10)	(1)	(9)	-	(8)	(9)	(14)
	289	147	(5)	(6)	7	(3)	331	149
Specific items			6	7	6	7
Excluding specific items			1	1	13	4

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2
Average selling prices and price reference include RDM recycled boxboard activities starting in Q2-2011. Average selling prices and price reference are a weighted average of virgin and recycled boxboard shipments.

The main variances in operating income for the Boxboard Group are shown below:
For notes 1 to 5, see definition on page 17.
FOR THE 3-MONTH PERIOD ENDED SEPTEMBER 30, 2011
North America (continuing activities)
Sales in the manufacturing sector decreased by $25 million to $42 million for the third quarter of 2011 compared to $67 million for the same period in 2010. The sale of the mill located in Versailles, Connecticut, on June 23, 2011 accounts for $24 million. Excluding the sale of this unit, shipments were down by 7% thus contributing $5 million to the decrease in sales.
Excluding the impact of the sale of the Versailles mill, sales in the manufacturing sector remained relatively stable at $42 million for the quarter. The mills in operation benefited from price increases of $42/s.t. implemented in 2011. However, shipments were down by 2% and nullified this favourable variance.
In the converting activities, excluding the impact of the sale of the folding carton plant located in Hebron, Kentucky, on June 23, 2011, sales decreased by $1 million to $32 million. A slightly lower average selling price and a reduction of 1% in shipments both negatively impacted the sales of the converting sector.
Excluding specific items, operating income decreased by $2 million to nil for the third quarter of 2011 compared to $2 million in 2010. As stated before, the group benefited from price increases in the boxboard market but also from a change in the mix of shipments. However, the higher average selling price was not sufficient to offset a lower volume and an increase in both variable and fixed costs. The 7% volume decline reduced the operating income by $1 million and came mainly from the manufacturing sector where external sales declined for the benefit of internal sales. Chemicals price and usage in the manu facturing sector also led to a negative impact of $1 million. To a lesser degree, freight, labour and energy costs were all higher mainly because of the change in the group’s mix of shipments.
Europe
Sales for manufacturing operations in Europe increased to $221 million compared to $49 million in 2010. The full consolidation of RDM is responsible for $166 million of the increase. Excluding the impact of RDM, selling prices in euros and Canadian dollars were slightly higher compared to 2010 following announced price increases which were applied to cover raw material and energy price increases while volumes stayed stable.
For the third quarter of 2011, operating income was negatively impacted by other variable costs such as chemicals and freight. On the other hand, the full consolidation of RDM and a higher selling price as well as positive impacts on energy and other fixed costs more than offset these negative variances and contributed to profitability. All these factors combined with the contribution of RDM led to a $2 million increase in operating income, compared to 2010 for the same period.
FOR THE 9-MONTH PERIOD ENDED SEPTEMBER 30, 2011
For the 9-month period ended September 2011, sales rose by $348 million to reach $790 million in 2011 compared to $442 million in 2010. One again, the full consolidation of RDM in the second quarter of 2011 accounts for $367 million of the increase. In North America, both manufacturing and converting sectors experienced an increase in their average selling price albeit not sufficient to reverse the negative impact of the strength of the Canadian dollar and a decrease in shipments. Excluding the sale of the Versailles and Hebron facilities, shipments were down by 3.5% in the manufacturing sector and by 5% in the converting sector.
In Europe, excluding RDM, sales increased by $20 million. Price increases for virgin boxboard implemented during the first half of the year contributed to increase sales but were partly offset by lower shipments and higher energy, freight and other variable costs increases.
Excluding specific items, operating income decreased by $6 million to an operating income of $7 million in 2011 compared to $13 million in 2010. Excluding specific items, the full consolidation of RDM positively impacted the operating income in 2011 by $3 million. Higher selling prices were positive contributors to operating income. However, these favourable factors were more than offset by higher energy costs, lower volume, increased raw material costs, the appreciation of the Canadian dollar and other production costs, namely chemicals.
The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 19 to 22 for more details and reconciliation.
Packaging — Containerboard

	Sales		Operating income (loss)		OIBD		Shipments[1]		Average selling price		Average selling price		Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Containerboard
Manufacturing	117	155	(5)	19	2	29	246	300	476	518	486	499	640	640
Converting	210	227	16	17	23	24	174[2]	183[2]	1,210	1,242	1,235	1,196	n/a	n/a
Others and eliminations	(78)	(90)	(8)	-	(7)	1	(153)	(168)
	249	292	3	36	18	54	267	315
Specific items			6	(4)	6	(4)
Excluding specific items			9	32	24	50

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2	Equal to 2,818 million square feet (msf), CAN$75/msf, US$76/msf in 2011, and to 2,883 msf, CAN$79/msf, US$76/msf in 2010.

The main variances in operating income for the Containerboard Group are shown below:
For notes 1 to 5, see definition on page 17.
FOR THE 3-MONTH PERIOD ENDED SEPTEMBER 30, 2011
The Containerboard group’s sales decreased by $43 million to $249 million for the third quarter of 2011 compared to $292 million for the same period in 2010. Excluding the impact of the sale of the Avot-Vallée containerboard mill on March 1, 2011, the decrease is reduced to $21 million. Both the manufacturing and converting sectors saw their average selling prices decreased mainly because of the appreciation of the Canadian dollar. Again excluding the effect of the sale of the Avot-Vallée plant, overall shipments slightly increased.
In the North American manufacturing segment, average selling price decreased by CAN$42/s.t. due to the appreciation of the Canadian dollar. Excluding the effect of the sale of the Avot-Vallée mill (38,000 s.t.)and the temporary closure of our Trenton mill in July 2011, manufacturing shipments outside the Group increased by 4,300 s.t. or 5%. Except for the Trenton unit which took 38 days (16,000 s.t.) of downtime during the quarter, the market demand was sufficient to allow all the other mills to run without taking any downtime.
In the converting sector, selling prices were also down and negatively impacted by the strength of the Canadian dollar. Shipments were down by 19% in the U.S. and 1% in Canada. U.S. industry shipments increased by 0.1% while Canadian industry shipments remained stable. The large majority of the U.S. volume reduction is tied to extremely low margin business in the U.S. north eastern region which the Group’s management declined to maintain as part of the New England consolidation of activities which resulted in the Leominster plant closure. A delay in the start of the frozen foods business was also a contributing factor.
Operating income decreased by $33 million to $3 million for the third quarter of 2011 compared to $36 million for the previous year. Excluding specific items, operating income decreased by $23 million to $9 million. Half of this decrease is tied to a significant increase in the fibre price of the manufacturing segment. Indeed, despite savings due to strength of the Canadian dollar, the mills’ average raw material price increased by $CAN40/s.t. The severe competition in this market prevailing both in Canada and in the United States prevented both sectors from implementing price increases to counterbalance higher fibre price. In fact, as stated before, the average selling price decrease explains the other half of the drop in operating income.
FOR THE 9-MONTH PERIOD ENDED SEPTEMBER 30, 2011
The Containerboard Group’s sales decreased by $72 million to $746 million in 2011 compared to $818 million in 2010. Excluding the impact of the sale of the Avot-Vallée mill, the decrease is reduced to $21 million. The appreciation of the Canadian dollar had a major impact on the group’s sales. While average selling price in U.S. dollars increased, they were almost all offset by the strength of the Canadian dollar. Furthermore, the strength of the Canadian dollar had a significant negative impact on the translated sales of the U.S. entities. Excluding the impact of Avot-Vallée, shipments slightly increased and positively contributed to sales.
In the North American manufacturing segment, sales decreased by $4 million and the temporary closure of the Trenton mill. Higher actual average selling price denominated in U.S. dollars increased by $25/s.t.. However, the Canadian mills did not benefit from this increase since the strength of the Canadian dollar cancelled it out entirely. Shipments decreased by 2% and had an unfavourable impact of $6 million on sales.
In the converting sector, excluding the closure of the plant located in Leominster, sales decreased by $17 million. Average selling price increased slightly. However, it was not sufficient to offset the impact of the 1% decrease in shipments and the appreciation of the Canadian dollar.
Operating income fell by $55 million to $15 million in 2011 compared to $70 million in 2010. Excluding specific items, the operating income fell by $46 million to $18 million. More than half of the decrease is tied to the important rise in the fibre price of the manufacturing sector. Indeed, average raw material price in the mills increased by CAN$53/s.t. contributing to a $27 million rise in costs. The appreciation of the Canadian dollar also had a negative impact of $8 million on the group’s operating income. The latter was also reduced by higher freight and energy costs. As stated before, better $US selling prices and slightly better shipments (excluding the sale of the Avot-Vallée plant) contributed positively to the operating income but were far from being sufficient to offset the impact of the fibre price.

The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 19 to 22 for more details and reconciliation.
Packaging — Specialty Products

									Average selling price[2]
	Sales		Operating income (loss)		OIBD		Shipments[1]		(in Canadian		Average selling price[2]		Price reference[2]
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Specialty products
Industrial packaging	31	30	2	2	3	4	41	42
Consumer packaging	27	21	-	2	2	2	n/a	n/a
Specialty papers	73	74	(7)	4	(4)	6	59	61
Recovery and recycling	97	73	8	4	9	6	n/a	n/a
Others and eliminations	(4)	(3)	(1)	-	(1)	-	(5)	(5)
	224	195	2	12	9	18	95	98	912	932	930	897	912	872
Specific items			4	-	4	-
Excluding specific items			6	12	13	18

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2	Average selling prices are for paper manufacturing mills only.
The main variances in operating income for the Specialty Products Group are shown below:
For notes 1 to 5, see definition on page 17.
FOR THE 3-MONTH PERIOD ENDED SEPTEMBER 30, 2011
For the third quarter of 2011, sales for the Specialty Products group increased by $29 million to $224 million, compared to $195 million for the same period in 2010. This increase is mainly attributable to our Recovery and Recycling activities for $24 million which benefitted from an increase in waste paper prices, higher shipments as well as an acquisition located in Toronto and the start-up of a new facility in British Columbia. The sales increase in our Industrial Packaging sector of $1 million mainly comes from our European division which shows an higher average selling price in 2011 and slightly higher volume. The acquisition of Packaging Dimension Inc. in the honeycomb activities located in Chicago, Illinois has also contributed in the increase in revenue in the Industrial Packaging sector. Sales in our Specialty Papers sector slightly decreased by $1 million in the third quarter of 2011 compared to 2010 mainly due to lower demand in our fine papers activities and to an unfavourable exchange rate. The increase in revenue in our Consumer Packaging by $6 million is attributable to our acquisition in the second quarter of 2011 in the flexible film packaging activities located in Toronto.
Operating income fell by $10 million to $2 million for the third quarter of 2011 compared to $12 million for the previous year. Excluding specific items, operating income decreased by $6 million to $6 million, compared to $12 million in 2010. Most of this decrease comes from our Specialty Papers sector as it was strongly impacted by lower demand, higher raw material costs and competitive market conditions in the fine papers activities. Profitability in our Industrial Packaging and Consumer products packaging sectors slightly decrease and is mainly attributable to the product mix and raw material price increase in the plastic activities. The $4 million increase in operating income in the Recycling and Recovery sector is the result of higher shipments, favourable market prices and business acquisitions as stated before.
FOR THE 9-MONTH PERIOD ENDED SEPTEMBER 30, 2011
The Specialty Products group sales increased by $60 million to $645 million compared to $585 million for the same period in 2010. Again, this increase is mainly attributable to the Recovery and Recycling activities for $53 million which benefited from slightly higher volume and an increase in waste paper prices.

Sales for the Industrial Packaging sector increased by $7 million mainly due to the European units with an increase in volume and higher average selling price. Sales in the Specialty Papers sector decreased by $12 million in the first nine months of 2011 compared to 2010 due to lower demand and an unfavourable exchange rate. For the Group, the acquisitions positively impacted sales by $8 million.
Operating income decreased by $24 million to $7 million, compared to $31 million in 2010. Once more, most of this decrease comes from our Specialty Papers sector it was strongly impacted by lower demand, higher raw material costs, competitive market conditions and the appreciation of the Canadian dollar. The profitability decrease in the Industrial Packaging sector is mainly attributable to the product mix, raw material price increase and an unfavourable exchange rate.
The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 19 to 22 for more details and reconciliation.
Tissue Papers

	Sales		Operating income (loss)		OIBD		Shipments [1] in thousands		Average selling price		Average selling price		Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Tissue Papers
Manufacturing and converting	221	226	8	15	17	25	130	134	1,699	1,680	1,734	1,617	1,728	1,611
Specific items			1	(1)	1	(1)
Excluding specific items			9	14	18	24

1	Shipments do not take into account the elimination of business sector intercompany shipments.
The main variances in operating income from continuing operations for the Tissue Group are shown below:
For notes 1 to 5, see definition on page 17.
FOR THE 3-MONTH PERIOD ENDED SEPTEMBER 30, 2011
Tissue Group sales decreased by $5 million to $221 million in the third quarter of 2011 compared to $226 million for same period in 2010 while shipments decreased by 3%. The impact regarding the lower volume shipped and the appreciation of the Canadian dollar results in a negative impact of $14 million. Those negative impacts were partially compensated by the increase in the average selling price as a result of several increases during the last two quarters.
Operating income for the third quarter of 2011 stood at $8 million, compared to $15 million in 2010. Excluding specific items, operating income fell by $5 million to $9 million. The decline in operating income is mainly due to significant increases in raw material costs and weaker volumes. These negative impacts were partly compensated by the full effect of price increases for the quarter.
In order to compensate for rising and persistent input costs, price increases in both jumbo rolls and finished products were implemented during the last two quarters. An increase of US$50/s.t. was implemented in natural jumbo rolls in March and August 2011. For the white grades of jumbo rolls, an increase of US$50/s.t. was implemented in May 2011 and a second one in July 2011 for another US$50/s.t. In the converting sector, both Away-From-Home and Consumer Products markets have announced price increases from 6% to 9% which started at the end of the second quarter and will continue during the coming months.

For the converting sector, following the second quarter of 2011 price increases announcement, both Away-From-Home and Canada Consumer Products markets, have benefited from the rise during the third quarter of 2011. In US Consumer Products market, we have a partial price increases effect in the third quarter and expect to have greater impacts in the coming quarter.
Operational efficiency were negatively impacted in third quarter of 2011 where a Flood forces our Pennsylvania Paper Machine to shut down for 17 days which lead to reduction in our external parent rolls sold during the quarter.
FOR THE 9-MONTH PERIOD ENDED SEPTEMBER 30, 2011
In the first nine months of 2011, Tissue Group sales slightly decreased to $638 million compared to $641 million in 2010. The Group benefited from a higher proportion of converting products shipments as well as an increase in average U.S. dollar selling prices but that was more than offset by the appreciation of the Canadian dollar.
Operating income fell by $22 million to $15 million in 2011 compared to $37 million in 2010. Most of the decrease comes from the rise in raw material costs that represent $38 million as well as other production costs, namely labour, freight and chemicals for another $5 million. In addition, the appreciation of the Canadian dollar contributed to the reduction our operation income. Those negative impacts were partly offseted by an increase in average selling prices that represent $24 million.
On July 19, 2011, the Corporation announced the acquisition of the remaining 50% shares in Papersource Converting Mill Corp. The acquisition will strengthen the Corporation’s position as a seller of converted tissue paper products in the Away-from-Home market. The transaction was completed on November 1, 2011.
The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 19 to 22 for more details and reconciliation.
Corporate activities
Operating income for the 9-month period ended September 30, 2011 includes a foreign exchange gain of $10 million on working capital items following the rapid depreciation of the Canadian dollar at the end of the quarter combined with foreign exchange gain in the amount of approximately $14 million in the third quarter on the US $        consideration received from the sale of Dopaco. As well, 2011 operating income includes an unrealized loss of $11 million ($11 million for the third quarter) on financial instruments compared to a loss of $8 million in 2010 ($5 million for the third quarter). Corporate operating income also includes a loss of $3 million resulting from a flood at one of our Tissue Group’s operating unit during the third quarter. Operating income for 2010 also includes a loss of $2 million resulting from a fire at one of our Specialty Product Group’s units in the United States.
Other items analysis
Depreciation and amortization
Depreciation and amortization expense increased to $128 million in 2011 ($45 million for the third quarter), compared to $117 million in 2010 ($40 million for the third quarter). The increase is due to the full consolidation of RDM that started during the second quarter of 2011 which contributed to depreciation and amortization expense of $17 million ($8 million for the third quarter). The appreciation of the Canadian dollar against the U.S. dollar and the sale of our Versailles, Hebron and Avot-Vallée units as well as the closure of our Leominster plant all reduced the depreciation and amortization expense while the increased value of the euro pushed it up slightly in 2011 compared to 2010. The impairment charges recorded at the end of 2010 also decreased the depreciation and amortization expense but these were partially offset by capital investments completed in the last twelve months and by some acquisitions in our Specialty Products Group.
Financing expense
The financing expense declined to $77 million in 2011 ($25 million for the third quarter), compared to $81 million in 2010 ($27 million for the third quarter). The appreciation of the Canadian dollar against the U.S. dollar and the lower level of our debt following the sale of Dopaco in 2011 led to a decrease in financing expenses. Also, the Corporation benefited from the renegotiated and amended revolving credit agreement which decreased the interest rate as well as standby fees on our revolving credit facility. However, these favourable impacts were partly offset by the full consolidation of RDM that started during the second quarter of 2011.
Loss on refinancing of long-term debt
Following the refinancing of its long-term debt in 2009, the Corporation has purchased in 2010, for a total consideration of US$162 million ($168 million), including a premium of US$3 million ($3 million), a total of US$107 million ($111 million) aggregate principal amount of 7.25% Notes and US$52 million ($54 million) aggregate principal amount of 6.75% Notes due 2013. As of September 30, 2011, approximately US$ 9 million ($9 million) aggregate principal amount of 7.25% Notes and approximately US$9 million ($9 million) aggregate principal amount of 6.75% Notes remain outstanding.
Foreign exchange loss on long-term debt and financial instruments
In 2011, the Corporation recorded a loss of $5 million ($5 million gain during the third quarter) on its US$-denominated debt compared to a gain of $1 million in 2010 ($4 million loss for the third quarter). The loss includes a loss of $10 million (2010 — $5 million gain) on our US$-denominated long-term debt net of investment hedge forward exchange contracts designated as hedging instruments. The loss also includes a gain of $5 million (2010 — $4 million gain) on its foreign exchange forward contracts not designated as hedging instruments. The 2010 loss also includes a loss of $8 million resulting from the recognition of charges previously recorded under “Accumulated other comprehensive income” upon the termination of the hedge accounting of foreign exchange contracts.
Provision for income taxes
In 2011, the Corporation recorded income tax recovery of $27 million (provision for $9 million for the third quarter) for an effective tax rate of 43% (negative 75% for the third quarter). The income tax recovery was impacted by specific items which are tax affected at different rates than normal income, prior period adjustments as well as valuation of tax benefits arising from income tax losses. Excluding these unfavourable impacts and other specific items, the income tax rate would have been 26% for the first nine months of 2011.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries—notably Europe and the United States—where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 29% to 35%.
Share of results of associates and joint ventures
The share of results of associates and joint ventures is partly represented by our 35% interest in Boralex Inc. (“Boralex”), a Canadian public Corporation that is a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the northeastern United States, Canada and France. It also includes the results of our joint ventures, including our interest in RDM until the first quarter of 2011. During the second quarter of 2011, the Corporation started to fully consolidate RDM and consequently ceased to record its share of results (please refer to note 4 of the interim condensed unaudited consolidated financial statements for more details).
The results of our joint ventures were as follows for the 3-month and 9-month periods ended September 30, 2011 and 2010:

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
(in millions of Canadian dollars)	2011	2010	2011	2010
Condensed statement of earnings
Sales, net of intercompany	23	89	143	251
Cost of sales and expenses	19	80	127	227
Depreciation and amortization	1	3	5	10
Operating income	3	6	11	14
Financing expenses	-	1	1	3
Net earnings before income tax	3	5	10	11
Income tax	1	1	3	3
Net earnings	2	4	7	8

Results of discontinued operations
Results of discontinued operations mainly include the results of Dopaco for which the sale transaction was closed on May 2, 2011. It includes the net gain on disposal of Dopaco of $108 million ($194 million before tax) and a $2 million loss ($3 million before tax) following the amendment of a health benefit plan.
Results of Dopaco were as follows for the 9-month periods ended September 30 2011 and 2010:

	For the 9-month periods
	ended September 30,
(in millions of Canadian dollars)	2011	2010
Results of discontinued operations
Sales, net of intercompany	135	318
Cost of sales and expenses	111	250
Depreciation and amortization	6	18
Other expenses	12	25
Operating income	6	25
Income tax	3	6
Share of results of associates and joint ventures	-	(1)
Net earnings from operations	3	20
Net gain on disposal	108	-
Net earnings from discontinued operations	111	20

Net earnings
As a result of the foregoing factors, the Corporation posted for the third quarter a net loss of $19 million or ($0.20) per share, compared to net earnings of $24 million, or $0.25 per share in 2010. After excluding certain specific items, the Corporation realized a net loss of $5 million or ($0.05) per share, compared to net earnings of $33 million, or $0.35 per share in 2010 (see “Supplemental Information on non-IFRS measures” for reconciliation of these amounts).
For the first nine months of 2011, net earnings stood at $90 million or $0.93 per share, compared to net earnings of $53 million, or $0.55 per share in 2010. After excluding certain specific items, the Corporation realized a net loss of $10 million or ($0.10) per share, compared to net earnings of $63 million, or $0.66 per share in 2010 (see “Supplemental Information on non-IFRS measures” for reconciliation of these amounts).
Liquidity and capital resources
Cash flows from continuing operating activities
Continuing operating activities generated $2 million in liquidity in 2011 ($41 million for the third quarter), compared to $80 million generated in 2010 ($60 million for the third quarter). Changes in non-cash working capital components required $89 million in funds ($19 million for the third quarter), compared to $72 million in 2010 ($11 million for the third quarter). Lower operating income in 2011 compared to 2010 partly led to this deterioration. The ending of a factoring program of accounts receivable in Europe combined with a lower Canadian dollar at the end of the quarter also increased working capital. As well, price increases were implemented or announced in our Boxboard, Specialty Products and Tissue Paper Groups which wich contributed to increase working capital requirements.
Cash flow from continuing operating activities, excluding the change in non-cash working capital components, stood at $91 million for 2011 ($60 million for the third quarter), compared to $152 million in 2010 ($71 million for the third quarter).
This cash flow measure is significant, since it positions the Corporation to pursue its capital expenditures program and reduces its indebtedness.
Investing activities from continuing operations
Investment activities in 2011 used total cash of $116 million, mainly for net capital expenditure projects ($90 million) and other assets and investments in associates and joint ventures ($38 million). The Corporation also received $10 million from the disposal of assets and $6 million from business disposal, net of cash disposed, and recorded a net cash outflow of $4 million on business acquisitions.
Business acquisitions
On April 6, 2011, the Corporation increased from 10% to 50% its investments in NorCan Flexible Packaging Inc. (Mississauga, Ontario), which designs, manufactures, distributes and sells flexible film for packaging products for a cash consideration of $2 million.
On April 7, 2011, the Corporation took control of RDM by increasing its ownership to 40.95%. Cash consideration to gain control of RDM is nil and the Corporation acquired cash in the amount of $4 million.
On May 31, 2011, the Corporation purchased all of the outstanding shares of Genor Recycling Services Ltd. and 533784 Ontario Limited (Genor) for a total consideration of $9 million, consisting of a cash consideration of $3 million, net of cash acquired of $1 million, and a balance of purchase price of $5 million.
On September 15, 2011, the Corporation acquired the uncoated partition board manufacturing assets of Packaging Dimensions Inc., located in Illinois, USA, for a total consideration of $6 million, consisting of a cash consideration of $3 million and a balance of purchase price of $3 million.
Disposal of businesses
On March 1, 2011, the Corporation sold its European Containerboard Group white-top linerboard mill located in Avot-Vallée, France for a total consideration of €10 million ($14 million), including the long-term debt assumed by the acquirer in the amount of €5 million ($7 million) and a balance of sale price of €5 million ($7 million) which will be received over a maximum of 3 years.
On June 23, 2011, the Corporation sold two of its boxboard facilities, namely the Versailles mill located in Connecticut and the Hebron converting plant located in Kentucky for a total consideration of US$19 million ($18 million) of which US$6 million ($6 million) was received at closing. The balance of sale price will be received over 4 years.
Capital expenditures
Capital expenditures projects paid during the year amount to $90 million of which $88 million consists of new projects in 2011. Capital expenditures by sector are as follows:

1	Includes $16 million from RDM as the Coporation started to fully consolidate RDM in the second quarter.
The largest capital projects in 2011 are as follows:
Containerboard

$4
million for two new presses installed at our St. Marys and Richmond converting plants to upgrade our equipment. These presses will reduce set up time and increase speed of rotation thereby improving productivity.

Specialty Products

$3	million for a new extruder at our recently acquired Norcan Flexible Packaging subsidiary in order to increase our production of flexible film for packaging.
Tissue Papers

$4
million for the replacement of two lines of hygienic tissue at our plant in Pennsylvania. This equipment is more efficient and will increase our production capacity and offer a wider variety of products.

$3
million for the purchase of manufacturing equipment of conventional and pocket size handkerchiefs at our factory in Kingsey Falls. This investment will increase our production capacity dedicated to this market.

$2	million for equipment manufacturing napkins at our plant in Laval. This acquisition will allow us to expand our range of product offerings including our new brand “Servone”.
In June 2011, the Corporation completed the sale of a piece of land in Montréal, Québec, pertaining to a corrugated converting plant closed in 2005 for a cash consideration of $9 million of which $2 million was received at the end of June and the balance in July 2011.
Increase in other assets and investment in associated and joint ventures
The main investments are as follows:

$24
million for modernization of our financial information system to an ERP information technology system of which $14 million is financed through a loan agreement and will be reimbursed over a period of three years.

$25	million for our Greenpac project in partnership with third parties in our Containerboard manufacturing segment.
Financing activities from continuing operations
Revolving and term facilities
On December 30, 2010, the Corporation repaid in full its term loan in the amount of $100 million, and consequently the term loan facility has been cancelled.
On February 10, 2011, the Corporation entered into an agreement to amend and extend, until February 10, 2015, its existing $750 million revolving credit facility. Under the terms of the amendment, the existing financial covenants, namely the maximum funded debt-to-capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, will remain unchanged. As a result of the amendment, the margin applicable to outstanding borrowings has been reduced from 2.750% to 2.125%.
These ratios are calculated on an adjusted consolidated basis. With regards to these two financial ratios, Cascades remains in compliance and expects to do so in spite of weaker financial results in the first quarter of 2011.
Unsecured senior notes
Following the refinancing of its long-term debt in 2009, the Corporation purchased during the first quarter of 2010, for a total consideration of US$158 million ($161 million), including a premium of US$3 million ($3 million), a total of US$106 million ($108 million) aggregate principal amount of 7.25% Notes and US$49 million ($50 million) aggregate principal amount of 6.75% Notes due 2013. As of September 30, 2011, approximately US$9 million ($9 million) aggregate principal amount of 7.25% Notes and approximately US$9 million ($9 million) aggregate principal amount of 6.75% Notes remain outstanding.
The Corporation also concluded, in the first quarter of 2010, an agreement with the majority of the remaining holders of the 7.25% and 6.75% notes outstanding, pursuant to which said holders have consented in writing to eliminate substantially all of the restrictive covenants contained in the Indentures and to eliminate certain of the events of default contained in the Indentures.
The Corporation also redeemed 1,338,063 of its common shares on the open market, pursuant to a normal-course issuer bid, for an amount of $8 million.
In the third quarter, we continued to increase our ownership in RDM by acquiring 1.22% of the outstanding shares for an amount of $1 million. Our ownership, excluding any other agreements, now stands at 42.21%. Since we have fully consolidate RDM since the second quarter, the purchase of these shares is considered an acquistion of non-controlling interest and accounted for as an equity transaction.
Including the $12 million in dividends paid out during the year, financing activities from continuing operations required $271 million in liquidity. Cash consideration received on the Dopaco disposal was applied to reduce our revolving credit facility.
Liquidity from discontinued operations
Cash flows from Dopaco discontinued operations were as follows for the 9-month periods ended September 30, 2011 and 2010:

	For the 9-
	month period	For the 9-month
	ended	period ended
	September 30,	September 30,
	2011	2010
Cash flows of discontinued operations
Cash flows generated (used) from:
Operating activities	24	40
Investing activities	(1)	(8)
Consideration received on disposal, net of transaction costs	370	-
Total	393	32

During the first quarter of 2011, the Corporation also paid $3 million (2010–$2 million) in relation to a 2006 legal settlement in the fine paper distribution activities that were disposed of in 2008.

Consolidated financial position as at September 30, 2011
and December 31, 2010
The Corporation’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	2011	2010
Working capital[1]	583	526
% of sales[2]	15.0%	14.6%
Bank loans and advances	111	42
Current portion of long-term debt and revolving credit facility renewed in 2011	37	401
Long-term debt	1,223	960
Total debt	1,371	1,403
Equity attributable to Shareholders	1,064	1,049
Total equity attributable to Shareholders and debt	2,435	2,452
Ratio of total debt/total equity attributable to Shareholders and debt	56.3%	57.2%
Shareholders’ equity per share (in dollars)	$11.16	$10.86

1	Working capital includes accounts receivable (excluding the short term portion of other assets) plus inventories less accounts payable and accrued liabilities.

2	% of sales = Working capital end of period/LTM sales. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RDM.
Liquidity available via the Corporation’s new amended and restated credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations, fulfill its capital expenditure program and pay for its investment in Greenpac. Capital expenditure requests for 2011 were initially approved at $160 million. This amount is subject to change depending on the Corporation’s operating results and on general economic conditions. Given current operating results and general business conditions, total capital expenditures for 2011 are expected to be at $125 million. As at September 30, 2011, the Corporation had $600 million (net of letters of credit in the amount of $10 million) available through its $750 million credit facility. After the third quarter, the Corporation made two significant cash disbursments: a payment of $60 million for the Papersource acquisition and a payment of US$55 million ($55 million) for income tax related to the sale of Dopaco in the second quarter.
Near-term outlook
Looking ahead to the next quarter, we are quite encouraged by the recent substantial drop in recycled fibre costs and the depreciation of the Canadian dollar. This should help to offset the traditional seasonal decrease in demand in most of our sectors, and the negative impact of the economic instability on our European operations. To conclude, we anticipate that our results will be positively impacted by the implementation of selling price increases in our tissue paper segment and the realization of our restructuring actions.
Capital stock information
As at September 30, 2011, issued and outstanding capital stock consisted of 95,366,665 common shares (96,606,421 as at December 31, 2010), and 5,693,429 stock options were issued and outstanding (5,287,178 as at December 31, 2010). In 2011, 757,170 options were issued at an exercise price of $6.26, 98,307 options were exercised, 25,019 were forfeited and 227,593 expired.
As at November 9, 2011, issued and outstanding capital stock consisted of 95,016,765 common shares and 5,693,429 stock options.
Critical accounting estimates
The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingencies at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. On a regular basis and with the information available, management reviews its estimates, including those related to environmental costs, employee future benefits, collectability of accounts receivable, financial instruments, contingencies, income taxes and related valuation allowance, useful life and residual value of property, plant and equipment and impairment of property, plant and equipment and intangible assets. Actual results could differ from those estimates. When adjustments become necessary, they are reported in earnings in the period in which they occur.
(a) Impairment
In determining the recoverable amount of an asset or a Cash Generating Unit (CGU), the Corporation uses several key assumptions, based on external information on the industry when available, and including, among others, production levels, selling prices, volume, raw material costs, foreign exchange rates, growth rates, discounting rates and capital spending.
The Corporation believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect management’s best estimates based on available information on the assessment date. In addition, products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.
Description of significant impairment testing assumptions

Growth rates
The assumptions used were based on our internal budget. We projected revenues, operating margins and cash flows for a period of five years, and applied a perpetual long-term growth rate thereafter. In arriving at our forecasts, we considered past experience, economic trends such as Gross Domestic Product (“GDP”) growth and inflation, as well as industry and market trends.
Discount rates
The Corporation assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represents a weighted average cost of capital (“WACC”) for comparable companies operating in similar industries of the applicable CGU, group of CGUs or reportable segment, based on publicly available information.
Foreign exchange rates
Foreign exchange rates are determined using banks’ average forecast for the first two years of forecasting. For the three following years, the Corporation uses the last five years’ historical average of foreign exchange rate.
Considering the sensitivity of the key assumptions used, there is measurement uncertainty since adverse changes in one or a combination of our key assumptions could cause a significant change in the carrying amounts of these assets.
(b) Income taxes
The Corporation is required to estimate the income taxes in each jurisdiction in which it operates. This includes estimating a value for existing net operating losses based on the Corporation’s assessment of its ability to use them against future taxable income before they expire. If the Corporation’s assessment of its ability to use the net operating losses proves inaccurate in the future, more or less of the net operating losses might be recognized as assets, which would increase or decrease the income tax expense and consequently, affect the Corporation’s results in the relevant year.
(c) Employee benefits
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.
The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on years of service and management’s best estimate of expected plan investment performance, salary escalations, retirement ages of employees and expected healthcare costs. The accrued benefit obligation is evaluated using the market interest rate at the evaluation date.
Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.
During the third quarter, the revaluation of our defined benefit pension plans and other post-employment benefits generated a $53 million pre-tax loss through other comprehensive loss due to our pension assets’ performance and decrease in the discount rate used to value obligations.
On September 20, 2011, the Canadian Institute of Actuaries issued an Educational Note. This Educational Note offers advice to pension actuaries who are engaged to provide guidance to a pension plan sponsor on the selection of the discount rate for a Canadian pension plan under Canadian, U.S., or international accounting standards. The Corporation is currently evaluating the impact of this new guidance. It could have an impact on our pension and post-retirement obligations.
Controls and procedures
Evaluation of the effectiveness of disclosure controls and procedures, and internal control over financial reporting
The Corporation’s President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICOFR) as defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. They have limited the scope of their design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Reno De Medici S.p.A. (“RDM”). The design and evaluation of the operating effectiveness of RDM’s disclosure controls and procedures and internal control over financial reporting will be completed within a 12 month period from the date of acquisition.
Unaudited financial information pertaining to RDM and included in the Corporation’s unaudited condensed interim consolidated financial statements as at September 30, 2011 is as follows:

For the 6-
month period
ended
September 30,
2011
Results of RDM
Sales	367
Cost of sales and expenses	353
Depreciation and amortization	17
Operating loss	(3)
Financing expense	5
Loss before income tax and other	(8)
Recovery of income tax	(1)
Share of results of associates and joint ventures	(1)
Net loss	(6)

For the 6-
month period
ended
September 30,
2011
Cash flows from RDM
Cash flows generated (used) from:
Operating activities	5
Investing activities	(13)
Financing activities	12
Total	4

As at
September 30, 2011
Balance sheet of RDM
Current assets	290
Long-term assets	328
Current liabilities	284
Long-term liabilities	139
Non-controlling interest	112

Further details on this acquisition are disclosed in note 4 of the Corporation’s unaudited interim financial statements.
Subject to the limitation hereinabove mentioned, the DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer and the Vice-President and Chief Financial Officer by others and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings that the Corporation’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the issuer, is made known to them by others within the Corporation.
The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of ICOFR as at September 30, 2011, based on the framework established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, they have concluded that the Corporation’s internal control over financial reporting was effective at that date.
During the quarter ended September 30, 2011, there were no changes to the Corporation’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, its ICOFR.
Risk management
As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.
Page 55 to 62 of our Annual Report for the year ended December 31, 2010 contain a discussion of the key areas of the Corporation’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

APPENDIX
INFORMATION FOR THE 9-MONTH PERIODS ENDED
SEPTEMBER 30, 2011 AND 2010
Business segment review
Packaging   —   Boxboard

											Average selling price		Price reference
	Sales		Operating income (loss)		OIBD		Shipments 1		Average selling price		(in U.S. dollars or		(in U.S. dollars or
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		euros/unit)		euros/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Boxboard
Manufacturing – North America	172	198	(11)	13	(9)	15	236	282	731	704	747	680	906	819
Manufacturing – Europe	539	152	9	2	29	4	644	160	837	954	€609	€700	€747	€926
Converting	257	472	3	26	13	49	130	206	1,819	1,815	1,860	1,752	n/a	n/a
Discontinued operations	(148)	(350)	(6)	(25)	(12)	(43)	(70)	(139)	n/a	n/a	n/a	n/a	n/a	n/a
Others and eliminations	(30)	(30)	(1)	(10)	-	(10)	(46)	(45)
	790	442	(6)	6	21	15	894	464
Specific items			13	7	13	7
Excluding specific items			7	13	34	22

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2	Average selling prices and price reference includes RDM recycled boxboard activities starting in 2011. Average selling prices are a weighted average of virgin and recycled boxboard shipments.
The main variances in operating income for the Boxboard Group are shown below:
For notes 1 to 5, see definition on page 17.

Packaging   —   Containerboard

	Sales		Operating income (loss)		OIBD		Shipments 1		Average selling price		Average selling price		Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Containerboard
Manufacturing	372	437	(10)	26	12	55	769	899	484	486	495	469	640	620
Converting	609	638	31	52	51	71	506 [2]	525 [2]	1,204	1,215	1,231	1,173	n/a	n/a
Others and eliminations	(235)	(257)	(6)	(8)	(2)	(4)	(459)	(500)
	746	818	15	70	61	122	816	924
Specific items			3	(6)	3	(6)
Excluding specific items			18	64	64	116

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2	Equal to 8,291 million square feet (msf), CAN$73/msf, US$75/msf in 2011, and to 8,583 msf, CAN$74/msf, US$72/msf in 2010.
The main variances in operating income from continuing operations for the Containerboard Group are shown below:
For notes 1 to 5, see definition on page 17.
Packaging   —   Specialty Products

	Sales		Operating income (loss)		OIBD		Shipments 1		Average selling price		Average selling price		Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Specialty products
Industrial packaging	92	85	3	7	7	11	124	122
Consumer packaging	73	59	2	3	5	5	n/a	n/a
Specialty papers	218	230	(12)	10	(5)	17	178	192
Recovery and recycling	271	218	15	12	21	18	n/a	n/a
Others and eliminations	(9)	(7)	(1)	(1)	-	-	(12)	(13)
	645	585	7	31	28	51	290	301	911	920	931	888	898	846
Specific items			4	-	4	-
Excluding specific items			11	31	32	51

1	Shipments do not take into account the elimination of business sector intercompany shipments.

2	Average selling prices are for paper manufacturing mills only.

The main variances in operating income from continuing operations for the Specialty Products Group are shown below:
For notes 1 to 5, see definition on page 17.
Tissue Papers

	Sales		Operating income (loss)		OIBD		Shipments 1		Average selling price		Average selling price		Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Tissue Papers
Manufacturing and converting	638	641	15	37	43	67	388	387	1,643	1,654	1,680	1,597	1,675	1,591
Specific items			1	-	1	-
Excluding specific items			16	37	44	67

1	Shipments do not take into account the elimination of business sector intercompany shipments.
The main variances in operating income from continuing operations for the Tissue Group are shown below:
For notes 1 to 5, see definition on page 17.
The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 19 to 22 for more details and reconciliation.

Consolidated Balance Sheets

		September 30,	December 31,
(in millions of Canadian dollars) (unaudited)	Note	2011	2010
Assets
Current assets
Cash and cash equivalents		11	6
Accounts receivable		662	490
Current income tax assets		26	21
Inventories		526	476
Financial assets		8	12
		1,233	1,005
Long-term assets
Investments in associates and joint ventures		241	262
Property, plant and equipment		1,695	1,553
Intangible assets		133	126
Financial assets		24	2
Other assets		83	94
Deferred income tax assets		60	82
Goodwill		297	313
		3,766	3,437
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances		111	42
Accounts payable and accrued liabilities		603	440
Current income tax liabilities		76	2
Provisions for contingencies and charges		24	23
Current portion of financial liabilities and other liabilities		23	14
Current portion of long-term debt	5	37	7
Revolving credit facility, renewed in 2011	5	-	394
		874	922
Long-term liabilities
Long-term debt	5	1,223	960
Provisions for contingencies and charges		40	37
Financial liabilities		94	83
Other liabilities		234	196
Deferred income tax liabilities		96	167
		2,561	2,365
Equity attributable to Shareholders
Capital stock		489	496
Contributed surplus		13	14
Retained earnings		616	576
Accumulated other comprehensive loss	6	(54)	(37)
		1,064	1,049
Non-controlling interest		141	23
Total equity		1,205	1,072
		3,766	3,437

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Consolidated Statements of Earnings

		For the 3-month periods		For the 9-month periods
		ended September 30,		ended September 30,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	Note	2011	2010	2011	2010
Sales		947	832	2,712	2,399
Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)		801	653	2,300	1,912
Depreciation and amortization		45	40	128	117
Selling and administrative expenses		91	82	265	246
Loss (gain) on disposal and others	3, 4	-	15	(7)	15
Net impairment loss and other restructuring costs		15	2	20	2
Foreign exchange loss (gain)		(22)	3	(21)	4
Loss on financial instruments		9	5	7	7
		939	800	2,692	2,303
Operating income		8	32	20	96
Financing expense		25	27	77	81
Loss on refinancing of long-term debt		-	-	-	3
Foreign exchange loss (gain) on long-term debt and financial instruments		(5)	4	5	(1)
		(12)	1	(62)	13
Provision for (recovery of) income taxes[1]		9	1	(27)	2
Share of results of associates and joint ventures		(1)	(16)	(11)	(23)
Net earnings (loss) from continuing operations including non-controlling interest for the period		(20)	16	(24)	34
Net earnings (loss) from discontinued operations for the period	3	(3)	8	111	20
Net earnings (loss) including non-controlling interest for the period		(23)	24	87	54
Less: Non-controlling interest		(4)	-	(3)	1
Net earnings (loss) attributable to Shareholders for the period		(19)	24	90	53

Net earnings (loss) from continuing operations per common share
Basic		$(0.17)	$0.17	$(0.22)	$0.35
Diluted		$(0.17)	$0.17	$(0.22)	$0.34
Net earnings (loss) per common share
Basic		$(0.20)	$0.25	$0.93	$0.55
Diluted		$(0.20)	$0.24	$0.93	$0.54
Weighted average basic number of common shares outstanding		95,986,989	96,645,061	96,317,941	96,874,069

1 In the third quarter of 2011, the Corporation recorded a tax provision of $9 million. The difference compared to the expected combined tax rate is mainly attributable to a charge relating to true up adjustment, change in valuation allowance and other adjustments and permanent differences. For the nine-month period ended September 30, 2011, the Corporation recorded income tax recovery of $27 million for an effective tax rate of 43%. The income tax recovery was impacted by items which are tax affected at a different rate than normal income as well as true up and valuation of tax benefits arising from income tax losses.
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.
Consolidated Statements of Comprehensive Income (Loss)

	For the 3-month periods		For the 9-month periods
	ended September 30,		ended September 30,
(in millions of Canadian dollars) (unaudited)	2011	2010	2011	2010
Net earnings (loss) including non-controlling interest for the period	(23)	24	87	54

Other comprehensive income (loss)

Translation adjustments
Change in foreign currency translation of foreign subsidiaries	31	(7)	7	(18)
Change in foreign currency translation related to net investment hedging activities	(33)	17	(14)	9
Income taxes	5	(3)	2	(2)

Cash flow hedges
Change in fair value of foreign exchange forward contracts	(2)	3	(5)	1
Change in fair value of interest rate swap agreements	(8)	-	(8)	(3)
Change in fair value of commodity derivative financial instruments	(2)	(11)	(1)	(21)
Income taxes	3	2	2	7
Actuarial loss on post-employment benefit obligations, net of related income taxes of $14 million[1]	(39)	-	(39)	-
Available-for-sale financial assets	-	-	-	-
	(45)	1	(56)	(27)
Comprehensive income (loss) including non-controlling interest for the period	(68)	25	31	27
Less: Comprehensive income (loss) attributable to non-controlling interest for the period	(4)	-	(3)	1
Comprehensive income (loss) attributable to Shareholders for the period	(64)	25	34	26

1 During the third quarter, the revaluation of our defined benefit pension plans and other post-employment benefits generated a $53 million pre-tax loss through other comprehensive loss due to our pension assets’ performance and a decrease in the discount rate used to value obligations.
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Consolidated Statements of Equity

			For the 9-month period ended September 30, 2011
					Accumulated
					other	Total equity
		Capital	Contributed	Retained	comprehensive	attributable to	Non-controlling	Total
(in millions of Canadian dollars) (unaudited)	Note	stock	surplus	earnings	loss	Shareholders	interest	equity
Balance—Beginning of period		496	14	576	(37)	1,049	23	1,072
Net earnings for the period		-	-	90	-	90	(3)	87
Business acquisitions	4	-	-	-	-	-	124	124
Other comprehensive loss		-	-	(39)	(17)	(56)	-	(56)
Dividends		-	-	(12)	-	(12)	-	(12)
Redemption of common shares		(7)	(1)	-	-	(8)	-	(8)
Acquisition of non-controlling interest	4	-	-	1	-	1	(2)	(1)
Dividend paid to non-controlling interest		-	-	-	-	-	(1)	(1)
Balance—End of period		489	13	616	(54)	1,064	141	1,205

		For the 9-month period ended September 30, 2010
				Accumulated
				other	Total equity
	Capital	Contributed	Retained	comprehensive	attributable to	Non-controlling	Total
(in millions of Canadian dollars) (unaudited)	stock	surplus	earnings	income (loss)	Shareholders	interest	equity
Balance—Beginning of period	499	14	575	3	1,091	21	1,112
Net earnings for the period	-	-	53	-	53	1	54
Other comprehensive loss	-	-	-	(27)	(27)	-	(27)
Dividends	-	-	(12)	-	(12)	-	(12)
Stock options	-	1	-	-	1	-	1
Redemption of common shares	(3)	(1)	-	-	(4)	-	(4)
Balance—End of period	496	14	616	(24)	1,102	22	1,124

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Consolidated Statements of Cash Flows

		For the 3-month periods		For the 9-month periods
		ended September 30,		ended September 30,
(in millions of Canadian dollars) (unaudited)	Note	2011	2010	2011	2010
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period		(19)	24	90	53
Net loss (earnings) from discontinued operations for the period		3	(8)	(111)	(20)
Net earnings (loss) from continuing operations		(16)	16	(21)	33
Adjustments for
Financing expense		25	27	77	81
Depreciation and amortization		45	40	128	117
Loss (gain) on disposal and others	3, 4	-	15	(7)	15
Net impairment loss and other restructuring costs		14	1	18	1
Unrealized loss on financial instruments		11	5	11	8
Foreign exchange loss (gain) on long-term debt and financial instruments		(5)	4	5	(1)
Provision for (recovery of) income taxes		9	1	(27)	2
Share of results of associates and joint ventures		(1)	(16)	(11)	(23)
Non-controlling interest		(4)	-	(3)	1
Financing expense paid		(14)	(17)	(65)	(62)
Income tax paid		(4)	(2)	(13)	(10)
Others		-	(3)	(1)	(10)
		60	71	91	152
Changes in non-cash working capital components		(19)	(11)	(89)	(72)
		41	60	2	80
Investing activities from continuing operations
Purchase of investment in associates and joint ventures		(45)	(5)	(45)	(6)
Purchases of property, plant and equipment		(23)	(19)	(80)	(67)
Change in other assets		(10)	(11)	(43)	(21)
Proceeds on sale of other assets		50	-	50	-
Business acquisitions, net of cash acquired	4	(3)	-	(4)	(3)
Business dispositions, net of cash disposed	3	-	-	6	-
		(31)	(35)	(116)	(97)
Financing activities from continuing operations
Bank loans and advances		6	(2)	29	5
Change in revolving credit facilities		(9)	(26)	(266)	175
Purchase of senior notes		-	-	-	(165)
Increase in other long-term debt		-	-	1	-
Payments of other long-term debt		(4)	(1)	(13)	(5)
Redemption of common shares		(4)	-	(8)	(4)
Acquisition of and dividend paid to non-controlling interest	4	(2)	-	(2)	-
Dividend paid to Corporation’s Shareholders		(4)	(4)	(12)	(12)
		(17)	(33)	(271)	(6)
Change in cash and cash equivalents during the period from continuing operations during the period		(7)	(8)	(385)	(23)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal during the period	3	-	9	390	30
Net change in cash and cash equivalents during the period		(7)	1	5	7
Cash and cash equivalents—Beginning of period		18	14	6	8
Cash and cash equivalents—End of period		11	15	11	15

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Segmented Information

					Sales
		For the 3-month periods		For the 9-month periods
		ended September 30,		ended September 30,
(in millions of Canadian dollars) (unaudited)	Note	2011	2010	2011	2010

Packaging products

Boxboard

Manufacturing		263	116	711	350

Converting		32	160	257	472

Intersegment sales		(6)	(10)	(30)	(30)

Discontinued operations of converting segment	3	-	(119)	(148)	(350)

		289	147	790	442

Containerboard

Manufacturing		117	155	372	437

Converting		210	227	609	638

Intersegment sales		(78)	(90)	(235)	(257)

		249	292	746	818

Specialty products

Industrial packaging		31	30	92	85

Consumer packaging		27	21	73	59

Specialty papers		73	74	218	230

Recovery and recycling		97	73	271	218

Intersegment sales		(4)	(3)	(9)	(7)

		224	195	645	585

Intersegment sales		(27)	(26)	(85)	(77)

		735	608	2,096	1,768

Tissue papers

Manufacturing and converting		221	226	638	641

Intersegment sales and others		(9)	(2)	(22)	(10)

Total		947	832	2,712	2,399

	Operating income
	before depreciation and amortization
		For the 3-month periods		For the 9-month periods
		ended September 30,		ended September 30,
(in millions of Canadian dollars) (unaudited)	Note	2011	2010	2011	2010
Packaging products
Boxboard
Manufacturing		7	4	20	19
Converting		-	16	13	49
Others		-	(8)	-	(10)
Discontinued operations of converting segment	3	-	(15)	(12)	(43)
		7	(3)	21	15
Containerboard
Manufacturing		2	29	12	55
Converting		23	24	51	71
Others		(7)	1	(2)	(4)
		18	54	61	122
Specialty products
Industrial packaging		3	4	7	11
Consumer packaging		2	2	5	5
Specialty papers		(4)	6	(5)	17
Recovery and recycling		9	6	21	18
Others		(1)	-	-	-
		9	18	28	51
		34	69	110	188
Tissue papers
Manufacturing and converting		17	25	43	67
Corporate		2	(22)	(5)	(42)
Operating income before depreciation and amortization		53	72	148	213
Depreciation and amortization
Boxboard		(12)	(9)	(33)	(27)
Containerboard		(15)	(18)	(46)	(52)
Specialty products		(7)	(6)	(21)	(20)
Tissue papers		(9)	(10)	(28)	(30)
Corporate and eliminations		(2)	(3)	(6)	(6)
Discontinued operations of Boxboard converting segment	3	-	6	6	18
		(45)	(40)	(128)	(117)
Operating income		8	32	20	96

Segmented Information (continued)

	Purchases of
	property, plant
	and equipment
		For the 3-month periods		For the 9-month periods
		ended September 30,		ended September 30,
(in millions of Canadian dollars) (unaudited)	Note	2011	2010	2011	2010

Packaging products

Boxboard

Manufacturing		10	2	27	6

Converting		-	3	2	10

Discontinued operations of converting segment	3	-	(2)	(1)	(8)

		10	3	28	8

Containerboard

Manufacturing		2	-	5	10

Converting		10	5	19	12

		12	5	24	22

Specialty products

Industrial packaging		1	-	2	-

Consumer packaging		2	2	3	4

Specialty papers		1	2	5	5

Recovery and recycling		2	1	5	3

		6	5	15	12

		28	13	67	42

Tissue papers

Manufacturing and converting		2	12	17	22

Corporate		2	8	4	15

Total purchases		32	33	88	79

Disposal of property, plant and equipment		(8)	(4)	(10)	(7)

Acquisition under capital-lease agreement		-	(4)	-	(4)

		24	25	78	68

Purchases of property, plant and equipment included in accounts payable

Beginning of period		15	8	18	13

End of period		(16)	(14)	(16)	(14)

Purchases of property, plant and equipment		23	19	80	67

Notes to Interim Consolidated Financial Statements
For the 3-month and 9-month periods ended September 30, 2011
(tabular amounts in millions
of Canadian dollars, except
per share and option amounts
and number of shares
and options) (unaudited)
Note 1
General Information
Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Quebec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its shares are listed on the Toronto Stock Exchange.
The Board of Directors approved the unaudited condensed interim consolidated financial statements on November 9, 2011.
Note 2
Summary of Significant Accounting Policies
Basis of presentation and adoption of IFRS
The Corporation previously prepared its financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) as set out in Part V of the Handbook of the Canadian Institute of Chartered Accountant (“CICA Handbook”). In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Corporation commenced reporting on this basis in its 2011 unaudited condensed interim consolidated financial statements.
These unaudited condensed interim consolidated financial statements and the notes thereto have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) and IFRS 1, First-time Adoption of IFRS. The accounting policies followed in these unaudited condensed interim consolidated financial statements are the same accounting policies as those applied in the Corporation’s unaudited condensed interim consolidated financial statements for the period ended March 31, 2011. The Corporation has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 8 discloses the impact of the transition to IFRS on the Corporation’s reported balance sheet as at September 30, 2010 and statement of earnings, statement of comprehensive income and cash flows for the three and nine month periods ended September 30, 2010, including the nature and effect of significant changes in accounting policies from those used in the Corporation’s consolidated financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.
The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS issued and outstanding as of November 9, 2011, the date the Board of Directors approved the unaudited condensed interim consolidated financial statements. Any subsequent changes to IFRS that are given effect in the Corporation’s annual consolidated statements for the year ending December 31, 2011 could result in restatement of these unaudited condensed interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.
These unaudited condensed interim consolidated financial statements should be read in conjunction with the Corporation’s Canadian GAAP annual consolidated financial statements for the year ended December 31, 2010, and the Corporation’s unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.
Note 3
Discontinued operations and disposals
Discontinued operation
a) On March 11, 2011, the Corporation announced that it has entered into an agreement for the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively named Dopaco), its converting business for the quick-service restaurant industry which was part of the Boxboard Group to Reynolds Group Holdings Limited. On May 2, 2011, the Corporation completed the transaction for a cash consideration of US$387 million ($367 million), net of transaction fees and finalization of the transaction price adjustment for an amount of US$3 million ($3 million) during the third quarter and which was paid in October 2011. The Corporation realized a gain of US$113 million ($108 million) net of income taxes of US$91 million ($86 million).

	For the 3-month periods			For the 9-month periods
	ended September 30,			ended September 30,

	2011	2010	2011	2010
Results of the discontinued operations
Sales	-	119	148	350
Cost of sales and expenses (excluding depreciation and amortization)	-	95	124	281
Depreciation and amortization	-	6	6	18
Other expenses	-	9	12	26
Net earnings before income tax of discontinued operations	-	9	6	25
Income tax	-	2	3	6
Share of results of associates and joint ventures	-	(1)	-	(1)
Net earnings (loss) from operations	-	8	3	20
Gain on disposal, net of income taxes	(3)	-	108	-
Net earnings (loss) from discontinued operations	(3)	8	111	20

	For the 3-month periods			For the 9-month periods
	ended September 30,			ended September 30,

	2011	2010	2011	2010
Net cash flows of discontinued operations
Cash flows from (used for):
Operating activities	-	12	24	40
Investing activities	-	(3)	(1)	(8)
Financing activities	-	-	-	-
Consideration received on disposal, net of transaction fees	-	-	370	-
Total	-	9	393	32

b) In 2011, the Corporation also paid $3 million (2010 - $2 million) in relation to a 2006 legal settlement in the fine paper distribution activities that were disposed of in 2008.
Disposals
These disposals do not qualify for discontinued operations presentation:
a) On March 1, 2011, the Corporation sold its European Containerboard Group white-top linerboard mill located in Avot-Vallée, France for a total consideration of €10 million ($14 million), including the long-term debt assumed by the acquirer in the amount of €5 million ($7 million) and a balance of sale price €5 million ($7 million) which will be received over a maximum of 3 years. The Corporation realized a loss of $2 million before income taxes.
b) On June 23, 2011, the Corporation sold two of its boxboard facilities namely the Versailles mill located in Connecticut and the Hebron converting plant located in Kentucky for a total consideration of US$19 million ($18 million) of which US$6 million ($6 million), net of transaction fees, was received at closing. The balance of sale price will be received over 4 years. The Corporation realized a loss of US$8 million ($8 million) before income taxes.
c) In June 2011, the Corporation completed the sale of a land in Montréal, Québec, pertaining to a corrugated converting plant closed in 2005 for a cash consideration of $9 million. The Corporation realized a gain of $7 million before income taxes.
Assets and liabilities at the time of business disposals were as follows:

	Business segment	Containerboard	Boxboard	Boxboard
		Avot-Vallée	Dopaco[1]	Versailles and Hebron	Total
Accounts receivable		17	36	14	67
Inventories		10	51	10	71
Investments in associates and joint ventures		-	2	-	2
Property, plant and equipment		12	144	13	169
Intangible assets		-	15	-	15
Other assets		-	2	-	2
Goodwill		-	19	-	19
		39	269	37	345

Accounts payable and accrued liabilities		20	51	10	81
Provisions for contingencies and charges		-	-	4	4
Long-term debt		7	-	-	7
Other liabilities		5	10	-	15
Deferred income tax liabilities		-	35	-	35
Accumulated other comprehensive loss		(1)	-	-	(1)
		31	96	14	141
		8	173	23	204
Gain (loss) on disposal before tax		(2)	202	(7)	193
Transactions fees		-	(8)	(1)	(9)
Balance of sale price - Included in other assets		(7)	-	(10)	(17)
Final working capital adjustment payable		1	3	1	5
Total consideration received, net of cash disposed		-	370	6	376

1 Presented as discontinued operations.

Closure
During the third quarter, the Corporation announced the closure of its containerboard mill located in Burnaby (British Columbia) and the sale of its land and building. The Corporation recorded an impairment charge of $8 million on property, plant and equipment and inventories, a charge for severance costs of $4 million, a change in the evaluation of an asset retirement obligation of $2 million and a reversal of its post-retirement liabilities of $4 million. All those charges were recorded under line item “Net impairment loss and other restructuring costs” and “Loss (gain) on disposal and others”. In October 2011, the Corporation completed the sale agreement for an amount of $20 million.
Note 4
Business acquisitions
a) On April 7, 2011, the Corporation purchased 0.12% of the outstanding shares of Reno De Medici (RDM) which resulted in the Corporation obtain control on the basis that the Corporation owned 40.95% of the outstanding shares of RDM and an exercisable call option to purchase an additional 9.07% of the shares of RDM. The transaction was accounted for as a business combination and the acquisition-date fair value of the consideration transferred is €90 million ($124 million).
The Corporation remeasured its previously held interest in RDM at the acquisition-date fair value resulting in a loss of €18 million ($24 million) which is presented under line item “Loss (gain) on disposal and others” in the consolidated statement of earnings.
The excess of the net fair value of the assets acquired and the liabilities assumed as well as non-controlling interest over the fair value of the consideration paid amounted to €23 million ($31 million) and was recorded as a bargain purchase price under line item “Loss (gain) on disposal and others” in the consolidated statement of earnings. The gain recorded is mainly attributable to the fact that the consideration paid is based on the closing price of RDM’s stock at the acquisition-date as listed on the Star segment of Borsa Italiana S.p.A and the fair value of assets acquired and liabilities assumed are based on discounted future cash flows.
During the third quarter, the Corporation acquired 1.22% of the outstanding shares of RDM on the open market for a consideration of €1 million ($1 million). The excess of the purchase price for the shares of RDM over their carrying amount of the non-controlling interest was €1 million ($1 million) and was recognized in Retained earnings.
b) On April 6, 2011, the Corporation increased its investments in NorCan Flexible Packaging Inc. (NorCan) (Mississauga, Ontario), which designs, manufactures,

distributes and sells flexible film for packaging products, from 10% to 50% for cash consideration of $2 million. The acquisition-date fair value of the total consideration including debt assumed is $16 million. In addition to the 50% interests in NorCan, the Corporation has also a voting right over all of NorCan’s Board of Directors decisions.
The Corporation remeasured its previously held interest in NorCan at the acquisition-date fair value resulting in a loss of $1 million and is presented under line item “Loss (gain) on disposal and others” in the consolidated statement of earnings.
The excess of the net fair value of the assets acquired, the liabilities assumed and non-controlling interest over the fair value of the consideration paid amounted to $2 million and was recorded as a bargain purchase price under line item “Loss (gain) on disposal and others” in the consolidated statement of earnings.
c) On May 31, 2011, the Corporation purchased all of the outstanding shares of Genor Recycling Services Ltd. and 533784 Ontario Limited (Genor) for a total consideration of $9 million, consisting of a cash consideration of $4 million and a balance of purchase price of $5 million. Genor recycles corrugated cardboard and other paper grades in Ontario (Canada).
d) On September 15, 2011, the Corporation acquired partition board manufacturing assets of Packaging Dimension Inc. based in Illinois, U.S.A. for a total consideration of US$6 million ($6 million), consisting of a cash consideration of US$3 million ($3 million) and a balance of purchase price of US$3 million ($3 million).
Assets acquired and liabilities assumed were as follows:

			Speciality	Speciality	Speciality
	Business segment	Boxboard	Products	Products	Products
					Packaging
		RDM	NorCan	Genor	Dimension Inc	Total
Fair values of identifiable assets acquired and liabilities assumed:
Cash and cash equivalent		4	-	1	-	5
Accounts receivable		165	3	1	1	170
Inventories		128	1	-	-	129
Property, plant and equipment		308	17	4	1	330
Intangible assets		-	5	2	2	9
Other assets		19	-	-	-	19
Goodwill		-	-	3	2	5
Bank loans and advances		(46)	-	-	-	(46)
Accounts payable and accrued liabilities		(216)	(5)	(1)	-	(222)
Long-term debt		(90)	(8)	-	-	(98)
Other liabilities		(46)	-	-	-	(46)
Deferred income tax liabilities		(25)	(3)	(1)	-	(29)
		201	10	9	6	226
Non-controlling interest		(119)	(5)	-	-	(124)
Bargain purchase gain		(31)	(2)	-	-	(33)
		51	3	9	6	69
Total consideration transferred
Previously held interest		75	2	-	-	77
Loss on previously held interest		(24)	(1)	-	-	(25)
Cash paid		-	2	4	3	9
Balance of purchase price		-	-	5	3	8
		51	3	9	6	69

The acquisition of RDM, on a stand-alone basis, contributed to revenues for sales totalling $367 million and net loss of $6 million to consolidated earnings, representing amounts realized since the acquisition date. Had the acquisition occurred on January 1, 2011, the equivalent of 9 months results of the acquisitions would have been included in the consolidated results and management estimates that consolidated revenues from sales and net loss attributable to shareholders would have amounted to $547 million and $3 million, respectively, for the 9-month period ended September 30, 2011. These estimates are based on the assumption that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisition occurred on January 1, 2011.
The accounts and results of operations of these entities have been included in the consolidated financial statements since their respective date of acquisition.

These purchase price determinations are preliminary. The final determination of the purchase price could result in significant changes and the restatement of reported comparative financial statements issued since the date of acquisition until the final determination of the purchase price is completed.
The net fair value of the assets acquired and liabilities assumed attributable to non-controlling interest are accounted for using the proportionate method.
Note 5
Long-term debt

		As at
		September 30,	As at December
	Maturity	2011	31, 2010
Revolving credit facility, weighted average interest rate of 2.95% as at September 30, 2011, consist of $40 million; US$48 million and €35 million (December 31, 2010 - $345 million; nil and €37 million)	2015	140	394
7.25% Unsecured senior notes of US$9 million	2013	9	9
6.75% Unsecured senior notes of US$9 million	2013	9	9
7.75% Unsecured senior notes of $200 million	2016	198	198
7.75% Unsecured senior notes of US$500 million	2017	513	491
7.875% Unsecured senior notes of US$250 million	2020	256	245
Other debts of subsidiaries		38	16
Other debts without recourse to the Corporation		115	19
		1,278	1,381
Less: Unamortized financing costs		18	20
Total long-term debt		1,260	1,361
Less:
Current portion of debts of subsidiaries		10	2
Current portion of debts without recourse to the Corporation		27	5
Revolving credit facility, renewed in 2011		-	394
		37	401
		1,223	960

In 2010, the Corporation purchased, for a total consideration of US$162 million ($168 million) including a premium of US$3 million ($3 million), a total of US$107 million ($111 million) aggregate principal amount of 7.25% unsecured senior notes and US$52 million ($54 million) aggregate principal amount of 6.75% unsecured senior notes due 2013. Approximately US$9 million ($9 million) aggregate principal amount of 7.25% unsecured senior notes and approximately US$9 million ($9 million) aggregate principal amount of 6.75% unsecured senior notes remained outstanding as at September 30, 2011.
On February 10, 2011, the Corporation entered into an agreement to amend and extend, until February 10, 2015, its existing $750 million revolving credit facility. Under the terms of the amendment, the existing financial covenants, namely the maximum funded debt to capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, will remain unchanged. As a result of the amendment, the margin applicable to outstanding borrowings has been reduced from 2.750% to 2.125%.

Note 6
Accumulated other comprehensive income (loss)

		As at
	As at	December 31,
	September 30,	2010
Foreign currency translation, net of hedging activities and related income tax of $(4) million (December 31, 2010 - $(3) million)	(30)	(25)
Cash flow hedges
Fair value of foreign exchange forward contracts, net of related income taxes of $- million (2010 - $(2) million)	1	5
Fair value of interest rate swap agreements, net of related income taxes of $2 million (2010 - $1 million)	(10)	(3)
Fair value of commodity derivative financial instruments, net of related income taxes of $6 million (2010 - $6 million )	(14)	(13)
Financial assets held for sale, net of related income taxes of $- million	(1)	(1)
	(54)	(37)

Note 7
Subsequent event
On November 1, 2011, the Corporation completed the acquisition of the remaining 50% of the shares in its affiliated company Papersource Converting Mill Corp (Papersource), located in Granby, Québec. Papersource is a tissue converting plant for products sold for the away-from-home market. The amount of the transaction is $60 million. The Corporation will assumed the Papersource long-term debt net of cash and cash equivalent for an amount of $34 million.
Note 8
Transition to IFRS
The Corporation has adopted the provisions of IFRS 1, First-time Adoption of International Financial Reporting Standards, and has identified January 1, 2010 to be the date of transition. The reconciliations of Canadian GAAP to IFRS for the third quarter of 2010 are described below and should be read in conjunction with the Corporation’s unaudited condensed interim consolidated financial statements for the period ended March 31, 2011 which more fully describes the impacts of the transition to IFRS as of January 1, 2010 and December 31, 2010.
Reconciliations of Canadian GAAP to IFRS
This note provides a summary of the impacts resulting from the transition to IFRS. IFRS 1 requires the Corporation to reconcile equity, earnings, comprehensive income and cash flows for prior periods. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for equity, earnings, comprehensive income and cash flows.
Changes in accounting policies
In addition to the optional exemptions and mandatory exceptions from retrospective application discussed above, the following narratives explains the significant transition adjustments impacting the Corporation’s financial position, financial performance and cash flows. The descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the reconciliations that follow, which reflect the quantitative impacts from each change.
I. EMPLOYEE FUTURE BENEFITS
As stated in the section entitled “IFRS Exemption Options,” of the Corporation’s unaudited condensed interim consolidated financial statements for the period ended March 31, 2011, the Corporation elected to recognize all cumulative actuarial gains and losses that existed at the Transition Date in opening retained earnings for all of its employee benefit plans. As a result, the Corporation recognized at the Transition Date all its cumulative actuarial losses in the retained earnings.
a. Actuarial Gains and Losses
Canadian GAAP – Actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized on a systematic and consistent basis, subject to a minimum required amortization based on a “corridor” approach. The “corridor” was 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value of plan assets at the beginning of the year. This excess of 10% is amortized as a component of pension expense on a straight-line basis over the expected average service life of active participants. Actuarial gains and losses below the 10% corridor are deferred.
IFRS – The Corporation elected to record at the Transition Date all actuarial gains and losses in other comprehensive income and recognized immediately in retained earnings, without recycling to the statement of earnings. Corporation has also adjusted pension expense to eliminate the amortization of actuarial gains and losses.
b. Past service costs
Canadian GAAP – Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees expected to benefit from the amendment.

IFRS – These costs are amortized on a straight-line basis over the average period until the benefits become vested. To the extent that the amended benefits are already vested, past service costs are recognized immediately. As a result, the Corporation adjusted its comparative pension expense to remove the amortization of the vested past service costs.
(c) Accrued benefit asset
Canadian GAAP – When a defined benefit plan gives rise to an accrued benefit asset, a valuation allowance is recognized for any excess of the accrued benefit asset over the expected future benefit. The accrued benefit asset is presented in the balance sheet net of the valuation allowance. A change in the valuation allowance is recognized in the statement of earnings for the period in which the change occurs.
IFRS – Similar to Canadian GAAP, IFRS limits the recognition of the net benefit asset under certain circumstances to the amount that is recoverable. Since the Corporation has elected to record all actuarial gains and losses in other comprehensive income with immediate recognition to retained earnings, any changes in valuation allowance are also recorded in other comprehensive income in the period in which the changes occurred as well.
(d) Minimum funding requirements
Canadian GAAP – There is no requirement to recognize a liability for minimum funding requirements if the contribution payable is not expected to be available as a refund or a future contribution reduction after it is paid into a plan.
IFRS – A liability is recognized for minimum funding requirement contributions if the contribution payable is not expected as a refund or a future contribution reduction after it is paid into the plan.
II. IMPAIRMENTS
(a) Grouping of assets
Canadian GAAP – When a long-lived asset does not have identifiable cash flows that are largely independent of those from other assets, that asset must be grouped with other related assets for impairment.
IFRS – Assets should be grouped with other related assets when the asset does not have identifiable cash inflows, as opposed to net cash flows, that are independent of those from other assets. This is referred to as a cash generating units.
(b) Recoverable amount
Canadian GAAP – A recoverability test is performed by first comparing the undiscounted expected future cash flows to be derived from the use and eventual disposition of the asset to its carrying amount. If the asset does not recover its carrying value, an impairment loss is calculated as the excess of the asset’s carrying amount over its fair value.
IFRS – An impairment loss is recorded when the recoverable amount is less than the carrying amount. The recoverable amount is defined as the higher of the asset’s fair value less costs to sell and its value in use. Under the value-in-use calculation, the expected future cash flows from the asset are discounted to their net present value.
(c) Reversal of impairment
Canadian GAAP – Reversal of impairment losses is not permitted.
IFRS – Reversal of impairment losses is required for assets other than goodwill if certain criteria are met.
III. FOREIGN CURRENCY TRANSLATION ADJUSTMENT
The Corporation elected to reset all cumulative translation gains and losses to zero in opening retained earnings at the Transition Date.
IV. FACTORING
Canadian GAAP – The derecognition model for a financial asset is based on control or, more specifically, on the surrender of control.
IFRS – According to the provisions of IAS 39, a set of criteria based mainly on the transfer of risks and rewards, as well as on the control of the financial asset, must be evaluated. The Corporation has accounts receivable sold into factoring arrangements which are disclosed off-balance sheet under Canadian GAAP and do not satisfy the derecognition criteria as at the Transition Date under IFRS and must be accounted for in the opening balance sheet.
V. JOINT VENTURES
Accounting method
Canadian GAAP – The interests in joint ventures must be accounted for using the proportionate consolidation method.
IFRS – The interests in joint ventures may be accounted for using the proportionate consolidation method or the equity method. The equity method is a method whereby an interest in a jointly controlled entity is initially recorded at cost and adjusted thereafter for post-acquisition changes in the venturer’s share of net assets. The Corporation elected to report its interests in joint ventures using the equity method.
VI. PRESENTATION AND OTHERS
Financial statement presentation in accordance with IFRS differs from the presentation in accordance with Canadian GAAP. The Corporation reclassified certain items in compliance with IFRS requirements. The reclassifications concern mainly deferred taxes and long-term provisions disclosure.
VII. INCOME TAXES
(a) Accounting for uncertainty in income tax positions
Canadian GAAP – Benefits for uncertain tax positions are determined by reference to a two-step process. First, the Corporation determines whether it is more likely than not that an uncertain tax position will be sustained upon examination. Where the position meets that criterion of likelihood, the amount of benefit is measured as the amount that is greater than 50% likely of being realized. Where the criterion of likelihood is not met, no benefit is recognized for the uncertain tax position. Additionally, under Canadian GAAP, uncertain tax positions are evaluated based solely on the technical merits of the positions. Liabilities are recorded where the technical merits are uncertain and the tax examination is not finalized.

IFRS – The provision for uncertain tax positions is the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors, including the status of the tax authority examination. Uncertain tax positions are not evaluated solely on the technical merits of the position. No adjustment has been recorded to reflect this requirement.
(b) Deferred tax
Canadian GAAP – Deferred taxes are split between current and long-term components on the basis of either (1) the underlying asset or liability, or (2) the expected reversal of items not related to an asset or liability.
IFRS – All deferred tax assets and liabilities are classified as long-term. The comparative figures have been reclassified to comply with this requirement.
(c) Income tax effect of other reconciling differences between Canadian GAAP and IFRS
Differences for income taxes include the effect of recording, where applicable, the deferred tax effect of other differences between Canadian GAAP and IFRS. All quantitative impacts are shown in the table below.
VIII. PROVISIONS AND CONTINGENT LIABILITIES
Canadian GAAP – A provision must be discounted using the entity’s credit-adjusted risk-free rate.
IFRS – A provision must be discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Risk adjustments should be made to the discount rate if such risks are not inherent in the estimated cash outflows. The quantitative impact of this change is not significant.
IX. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
The Corporation has prospectively applied hedge accounting to those hedging relationships that satisfied the hedge accounting criteria of IAS 39 at its Transition Date in accordance with the transition requirement of IFRS.
Hedge accounting
Canadian GAAP – If certain conditions are met, the “short cut method” and the “critical terms match” method can be used for the assessment and measurement of ineffectiveness and, for certain hedges, an assumption of no ineffectiveness can be made.
IFRS – IFRS does not permit the use of the short cut method nor the critical terms match method for the assessment and measurement of effectiveness in a hedging relationship. Ineffectiveness must be measured at each reporting period throughout the life of the hedging relationship. Under IAS 39, the Corporation uses the “hypothetical derivative method” to assess the effectiveness of its hedging relationships. As a result, the Corporation measured ineffectiveness at each reporting period and recognized related amounts in earnings. The quantitative impact of this change is not significant.

Reconciliation to IFRS
The following schedules are reconciliations of the consolidated balance sheet, net earnings, comprehensive income and cash flows as previously reported under Canadian GAAP to IFRS.

		Reconciliation of consolidated balance sheet as at September 30, 2010
	Note	CA GAAP	Effect of transition to IFRS			IFRS
(in millions of Canadian dollars) (unaudited)			Adjustments	Effect of Joint Ventures	Reclassification
Assets
Current assets
Cash and cash equivalents	V	21	-	(6)	-	15
Accounts receivable	IV; V	596	-	(75)	14	535
Current income tax assets		17	-	-	-	17
Inventories	V	533	-	(58)	-	475
Financial assets	VI	13	-	-	-	13
Deferred income tax assets	VII (b)	7	-	-	(7)	-
		1,187	-	(139)	7	1,055
Long-term assets
Investments in associates and joint ventures	V; VI	160	-	112	(1)	271
Property, plant and equipment	II (b); V	1,843	(134)	(119)	2	1,592
Intangible assets	II (b); V; VI	152	(7)	(20)	2	127
Financial assets		2	-	-	-	2
Other assets	I; V; VI	191	(80)	(5)	(3)	103
Deferred income tax assets	VII (b)	-	-	-	80	80
Goodwill	V	316	-	(2)	-	314
		3,851	(221)	(173)	87	3,544
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances	V	79	-	(24)	-	55
Accounts payable and accrued liabilities	IV; V, VIII	539	-	(80)	(23)	436
Income tax liabilities		8	-	(1)	-	7
Provisions for contingencies and charges	VIII	-	-	-	21	21
Deferred income tax liabilities	VII	5	-	-	(5)	-
Current portion of financial liabilities and other liabilities	VI	15	-	-	-	15
Current portion of long-term debt	V	11	-	(4)	-	7
		657	-	(109)	(7)	541
Long-term liabilities
Long-term debt	V	1,447	-	(34)	2	1,415
Provision for contingencies and charges	VIII	-	-	-	29	29
Other liabilities	V	153	56	(17)	(16)	176
Financial liabilities	I; II (b)	73	-	(1)	2	74
Deferred income tax liabilities	I; II (b); V; VII	192	(72)	(12)	77	185
		2,522	(16)	(173)	87	2,420
Equity attributable to Shareholders
Capital stock		496	-	-	-	496
Contributed surplus	I; II; III	14	-	-	-	14
Retained earnings	III	739	(208)	-	85	616
Accumulated other comprehensive income		58	3	-	(85)	(24)
		1,307	(205)	-	-	1,102
Non-controlling interest		22	-	-	-	22
Total equity		1,329	(205)	-	-	1,124
		3,851	(221)	(173)	87	3,544

				Reconciliation of consolidated net earnings
				for the 3-month period ended September 30, 2010

					Discontinued
			Effect of		operations[1]
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	Note	CA GAAP	joint venture	Adjustments	(note 3)	IFRS

Sales	V	1,028	(89)	-	(107)	832

Cost of sales and expenses

Cost of sales (excluding depreciation and amortization)	I; V	814	(72)	(5)	(84)	653

Depreciation and amortization	II; V	53	(3)	(4)	(6)	40

Selling and administrative expenses	V	99	(9)	-	(8)	82

Loss (gain) on disposal and other		(2)	-	17	-	15

Net impairment loss and other restructuring costs		2	-	-	-	2

Foreign exchange loss		-	-	3	-	3

Loss on financial instruments	VI	4	-	1	-	5

		970	(84)	12	(98)	800

Operating income (loss)		58	(5)	(12)	(9)	32

Financing expense	I; V	27	(1)	1	-	27

Foreign exchange gain on long-term debt and financial instruments		4	-	-	-	4

		27	(4)	(13)	(9)	1

Provision for (recovery of) income taxes	V	8	(1)	(4)	(2)	1

Share of results of associates and joint ventures	V	(11)	(3)	(3)	1	(16)

Net earnings (loss) from continuing operations including non-controlling interest for the period		30	-	(6)	(8)	16

Net earnings from discontinued operations for the period		-	-	-	8	8

Net earnings (loss) including non-controlling interest for the period		30	-	(6)	-	24

Less: Non-controlling interest		-	-	-	-	-

Net earnings (loss) attributable to Shareholders for the period		30	-	(6)	-	24

Net earnings (loss) from continuing operations per common share

Basic		$0.31	-	$(0.06)	$(0.08)	$0.17

Diluted		$0.30	-	$(0.05)	$(0.08)	$0.17

Net earnings (loss) per common share

Basic		$0.31	-	$(0.06)	-	$0.25

Diluted		$0.30	-	$(0.06)	-	$0.24

Weighted average basic number of common shares outstanding		96,645,061	96,645,061	96,645,061	96,645,061	96,645,061

1 Discontinued operations are net of intercompany transactions.

	Reconciliation of consolidated net earnings
	for the 9-month period ended September 30, 2010
					Discontinued
			Effect of		operations[1]
(in millions of Canadian dollars, except per share amounts and number of shares)(unaudited)	Note	CA GAAP	joint venture	Adjustments	(note 3)	IFRS

Sales	V	2,968	(251)	-	(318)	2,399

Cost of sales and expenses

Cost of sales (excluding depreciation and amortization)	I; V	2,371	(201)	(8)	(250)	1,912

Depreciation and amortization	II; V	159	(10)	(14)	(18)	117

Selling and administrative expenses	V	298	(26)	(1)	(25)	246

Loss (gain) on disposal and other		(2)	-	17	-	15

Net impairment loss and other restructuring costs		2	-	-	-	2

Foreign exchange loss		-	-	4	-	4

Loss on financial instruments	VI	5	-	2	-	7

		2,833	(237)	-	(293)	2,303

Operating income (loss)		135	(14)	-	(25)	96

Financing expense	I; V	82	(3)	2	-	81

Loss on refinancing of long-term debt		3	-	-	-	3

Foreign exchange gain on long-term debt and financial instruments		(1)	-	-	-	(1)

		51	(11)	(2)	(25)	13

Provision for (recovery of) income taxes	V	12	(3)	(1)	(6)	2
Share of results of associates and joint ventures	V	(13)	(8)	(3)	1	(23)

Net earnings (loss) from continuing operations including non-controlling interest for the period		52	-	2	(20)	34

Net earnings from discontinued operations for the period		-	-	-	20	20

Net earnings including non-controlling interest for the period		52	-	2	-	54

Less: Non-controlling interest		1	-	-	-	1

Net earnings attributable to Shareholders for the period		51	-	2	-	53

Net earnings from continuing operations per common share

Basic		$0.53	-	$0.02	$(0.20)	$0.35

Diluted		$0.52	-	$0.02	$(0.20)	$0.34

Net earnings per common share

Basic		$0.53	-	$0.02	-	$0.55

Diluted		$0.52	-	$0.02	-	$0.54

Weighted average basic number of common shares outstanding		96,874,069	96,874,069	96,874,069	96,874,069	96,874,069

1 Discontinued operations are net of intercompany transactions.

	Reconciliation of consolidated statement of
	comprehensive income for the 3-month period ended
	September 30, 2010
			Effect
			of transition
(in millions of Canadian dollars) (unaudited)	Note	CA GAAP	to IFRS	IFRS
Net earnings (loss) including non-controlling interest for the period		30	(6)	24
Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of self-sustaining foreign subsidiaries		(6)	(1)	(7)
Change in foreign currency translation related to net investment hedging activities		17	-	17
Income taxes		(3)	-	(3)
Cash flow hedges
Change in fair value of foreign exchange forward contracts		3	-	3
Change in fair value of interest rate swap agreements		-	-	-
Change in fair value of commodity derivative financial instruments		(13)	2	(11)
Income taxes		2	-	2
		-	1	1
Comprehensive income (loss) including non-controlling interest for the period		30	(5)	25
Less: Comprehensive loss attributable to non-controlling interest for the period		-	-	-
Comprehensive income (loss) attributable to Shareholders for the period		30	(5)	25

	Reconciliation of consolidated statement of comprehensive income
	(loss)
	for the 9-month period ended September 30, 2010
			Effect
			of transition
(in millions of Canadian dollars) (unaudited)	Note	CA GAAP	to IFRS	IFRS
Net earnings including non-controlling interest for the period		52	2	54
Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of self-sustaining foreign subsidiaries		(21)	3	(18)
Change in foreign currency translation related to net investment hedging activities		9	-	9
Income taxes		(2)	-	(2)
Cash flow hedges
Change in fair value of foreign exchange forward contracts		1	-	1
Change in fair value of interest rate swap agreements		(3)	-	(3)
Change in fair value of commodity derivative financial instruments		(24)	3	(21)
Income taxes		7	-	7
		(33)	6	(27)
Comprehensive income including non-controlling interest for the period		19	8	27
Less: Comprehensive income attributable to non-controlling interest for the period		1	-	1
Comprehensive income attributable to Shareholders for the period		18	8	26

	Reconciliation of consolidated statement of cash flows
	for the 3-month period ended September 30, 2010
			Effect	Discontinued
			of transition	operations (note
(in millions of Canadian dollars) (unaudited)	Note	CA GAAP	to IFRS	3)	IFRS
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period		30	(6)	-	24
Net earnings from discontinued operations for the period		-	-	(8)	(8)
Net earnings (loss) from continuing operations		30	(6)	(8)	16
Adjustments for
Financing expense	VI	-	27	-	27
Depreciation and amortization	II, V	53	(7)	(6)	40
Loss (gain) on disposal and others		(2)	17	-	15
Net impairment loss and other restructuring costs		1	-	-	1
Unrealized loss on financial instruments	VI	4	1	-	5
Foreign exchange gain on long-term debt and financial instruments		4	-	-	4
Provision for (recovery of) income taxes	I, II, VI; VII	4	(5)	2	1
Share of results of associates and joint ventures	V	(11)	(6)	1	(16)
Financing expense paid	VI	-	(17)	-	(17)
Income tax paid	VI	-	(2)	-	(2)
Others		(1)	(1)	(1)	(3)
		82	1	(12)	71
Changes in non-cash working capital components	V; VI	(9)	(2)	-	(11)
		73	(1)	(12)	60
Investing activities from continuing operations
Purchase of investment in associates and joint ventures		(5)	-	-	(5)
Purchases of property, plant and equipment	V, VI	(25)	3	3	(19)
Change in other assets		(11)	-	-	(11)
		(41)	3	3	(35)
Financing activities from continuing operations
Bank loans and advances	V	(2)	-	-	(2)
Change in revolving credit facilities		(26)	-	-	(26)
Payments of other long-term debt	V	(1)	-	-	(1)
Dividend paid to Corporation’s Shareholders		(4)	-	-	(4)
		(33)	-	-	(33)
Change in cash and cash equivalents during the period from continuing operations during the period		(1)	2	(9)	(8)
Change in cash and cash equivalents from discontinued operations during the period		-	-	9	9
Net change in cash and cash equivalents during the period		(1)	2	-	1
Cash and cash equivalents—Beginning of period	V	22	(8)	-	14
Cash and cash equivalents—End of period		21	(6)	-	15

	Reconciliation of consolidated statement of cash flows
	for the 9-month period ended September 30, 2010
			Effect	Discontinued
			of transition	operations (note
(in millions of Canadian dollars) (unaudited)	Note	CA GAAP	to IFRS	3)	IFRS
Operating activities from continuing operations
Net earnings attributable to Shareholders for the period		51	2	-	53
Net earnings from discontinued operations for the period		-	-	(20)	(20)
Net earnings from continuing operations		51	2	(20)	33
Adjustments for
Financing expense	VI	-	81	-	81
Depreciation and amortization	II, V	159	(24)	(18)	117
Loss (gain) on disposal and others		(2)	17	-	15
Net impairment loss and other restructuring costs		1	-	-	1
Unrealized loss on financial instruments	VI	6	2	-	8
Foreign exchange gain on long-term debt and financial instruments		(1)	-	-	(1)
Provision for (recovery of) income taxes	I, II, VI; VII	(8)	8	2	2
Share of results of associates and joint ventures	V	(13)	(11)	1	(23)
Non-controlling interest		1	-	-	1
Financing expense paid	VI	-	(62)	-	(62)

Income tax paid	VI	-	(10)	-	(10)
Others		(3)	(6)	(1)	(10)
		191	(3)	(36)	152
Changes in non-cash working capital components	V; VI	(62)	(6)	(4)	(72)
		129	(9)	(40)	80
Investing activities from continuing operations
Purchase of investments in associates and joint ventures		(6)	-	-	(6)
Purchases of property, plant and equipment	V, VI	(81)	6	8	(67)
Change in other assets		(21)	-	-	(21)
Business acquisitions, net of cash acquired	VI	(3)	-	-	(3)
		(111)	6	8	(97)
Financing activities from continuing operations
Bank loans and advances	V	(2)	7	-	5
Change in revolving credit facilities		175	-	-	175
Purchase of senior notes		(165)	-	-	(165)
Payments of other long-term debt	V	(6)	1	-	(5)
Redemption of common shares		(4)	-	-	(4)
Dividend paid to Corporation’s Shareholders		(12)	-	-	(12)
		(14)	8	-	(6)
Change in cash and cash equivalents during the period from continuing operations		4	5	(32)	(23)
Change in cash and cash equivalents from discontinued operations		(2)	-	32	30
Net change in cash and cash equivalents during the period		2	5	-	7
Cash and cash equivalents—Beginning of period	V	19	(11)	-	8
Cash and cash equivalents—End of period		21	(6)	-	15